MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of November 7, 2012, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months and nine months ended September 30, 2012 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2011 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The September 30, 2012 unaudited interim condensed consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2012, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to remain volatile as economies around the world continue to experience economic difficulties.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, and Ghanaian cedi, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts, gold price and production cost of sales per equivalent ounce)	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Highlights
Total gold equivalent ounces (a), (e)
Produced (c)	678,933	654,820	24,113	4%	1,945,014	2,051,930	(106,916)	(5%)
Sold (c)	672,221	670,386	1,835	0%	1,958,173	2,093,410	(135,237)	(6%)

Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	678,933	639,269	39,664	6%	1,914,020	2,006,128	(92,108)	(5%)
Sold (c)	672,221	653,792	18,429	3%	1,925,409	2,047,032	(121,623)	(6%)

Total attributable gold equivalent ounces (a), (e)
Produced (c)	672,173	647,983	24,190	4%	1,924,297	1,967,085	(42,788)	(2%)
Sold (c)	665,251	663,517	1,734	0%	1,937,080	2,010,128	(73,048)	(4%)

Attributable gold equivalent ounces from continuing operations (a),(d)
Produced (c)	672,173	632,432	39,741	6%	1,893,303	1,921,283	(27,980)	(1%)
Sold (c)	665,251	646,923	18,328	3%	1,904,316	1,963,750	(59,434)	(3%)

Financial Highlights from Continuing Operations (d)
Metal sales	$1,109.7	$1,041.0	$68.7	7%	$3,124.5	$2,922.7	$201.8	7%
Production cost of sales	$455.7	$410.2	$45.5	11%	$1,373.2	$1,170.7	$202.5	17%
Depreciation, depletion and amortization	$181.6	$139.7	$41.9	30%	$481.3	$436.7	$44.6	10%
Operating earnings	$343.1	$408.8	$(65.7)	(16%)	$904.8	$1,086.7	$(181.9)	(17%)
Net earnings from continuing operations attributable to common shareholders	$224.9	$207.1	$17.8	9%	$440.3	$697.6	$(257.3)	(37%)
Basic earnings per share from continuing operations attributable to common shareholders	$0.20	$0.18	$0.02	11%	$0.39	$0.61	$(0.22)	(36%)
Diluted earnings per share from continuing operations attributable to common shareholders	$0.20	$0.18	$0.02	11%	$0.38	$0.61	$(0.23)	(38%)
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$250.4	$269.4	$(19.0)	(7%)	$602.7	$663.6	$(60.9)	(9%)
Adjusted net earnings from continuing operations per share (b)	$0.22	$0.24	$(0.02)	(8%)	$0.53	$0.58	$(0.05)	(9%)
Net cash flow of continuing operations provided from operating activities	$368.8	$289.0	$79.8	28%	$822.7	$976.2	$(153.5)	(16%)
Adjusted operating cash flow from continuing operations (b)	434.4	$412.9	$21.5	5%	$1,025.6	$1,208.4	$(182.8)	(15%)
Average realized gold price per ounce from continuing operations	$1,649	$1,644	$5	0%	$1,620	$1,470	$150	10%
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$678	$627	$51	8%	$713	$572	$141	25%
Attributable(a) production cost of sales from continuing operations per equivalent(c) ounce sold(b)	$677	$626	$51	8%	$713	$579	$134	23%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$594	$584	$10	2%	$634	$518	$116	22%

(a)			Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
"Adjusted net earnings from continuing operations attributable to common shareholders", "Adjusted net earnings from continuing operations per share", "Adjusted operating cash flow from continuing operations", "Consolidated production cost of sales from continuing operations per equivalent ounce sold", "Attributable production cost of sales from continuing operations per equivalent ounce sold", and "Attributable production cost of sales from continuing operations per ounce sold on a by-product basis" are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2012 was 55.44:1 (2011 - 43.87:1). The ratio for the first nine months of 2012 was 53.92:1 (2011 - 42.36:1).

(d)			The comparative figures have been recast to exclude Crixás' results due to its disposal.
(e)			The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

Third quarter 2012 vs. Third quarter 2011

Kinross’ attributable production from continuing operations increased by 6% in the third quarter of 2012 compared with the third quarter of 2011. Production in the third quarter of 2012 increased at Fort Knox and Kupol due to higher mill grades and recoveries, and tonnes processed, offset partly by a less favourable gold equivalent ratio that impacted gold equivalent ounces produced at Kupol and La Coipa, and lower production at Paracatu due to planned lower grades.

During the third quarter of 2012, metal sales from continuing operations were $1,109.7 million, a 7% increase compared with $1,041.0 million for the corresponding period in 2011. The increase in metal sales was mainly due to an increase in gold equivalent ounces sold.  The average realized gold price from continuing operations during the third quarter of 2012 was $1,649 per ounce compared with $1,644 in the third quarter of 2011.

Production cost of sales from continuing operations during the third quarter of 2012 increased by 11% compared with the third quarter of 2011, largely due to increases in the gold equivalent ounces sold, an increase in processing of lower grade ore, and higher input costs such as energy, labour and consumables.

During the third quarter of 2012, depreciation, depletion and amortization from continuing operations increased by 30% compared with the same period in 2011, largely due to an increase in gold equivalent ounces sold at Fort Knox and Kupol, a reduction in mineral reserves at Chirano as at December 31, 2011, and an increase in the depreciable asset base at Paracatu.

Operating earnings from continuing operations of $343.1 million were recorded in the third quarter of 2012 compared with operating earnings of $408.8 million during the same period in 2011. The decrease in operating earnings was largely due to higher production cost of sales and depreciation, depletion and amortization, offset to some extent by an increase in gold equivalent ounces sold.

Net earnings from continuing operations attributable to common shareholders for the third quarter of 2012 was $224.9 million or $0.20 per share compared with $207.1 million or $0.18 per share for the third quarter of 2011. The increase in net earnings from continuing operations attributable to common shareholders for the third quarter of 2012 was primarily a result of a decrease in income tax expense as described below, offset to some extent by the decrease in operating earnings described above. In addition, other income (expense) decreased from an expense of $9.1 million for the third quarter of 2011 to an expense of $2.7 million for the third quarter of 2012. The decrease was primarily due to foreign exchange gains of $3.5 million in the third quarter of 2012 compared with losses of $9.1 million recognized during the same period in 2011. The foreign exchange gain of $3.5 million in the third quarter of 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having weakened at September 30, 2012 relative to June 30, 2012 against the Russian rouble, Chilean peso and Canadian dollar. The foreign exchange loss of $9.1 million in the third quarter of 2011 was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having strengthened at September 30, 2011 relative to June 30, 2011 against the Russian rouble, Chilean peso and Canadian dollar.  Income tax expense during the third quarter of 2012 was $100.5 million compared with $167.2 million during the same period in 2011.  Excluding the impact of the increase in the Chilean corporate income tax rate from 17% to 20%, the Company’s effective tax rate for the third quarter of 2012 was 28.9% compared with 44.3% for the same period in 2011, with the change mainly due to income mix and foreign exchange on translation of tax basis and deferred income taxes within income tax expense.

Adjusted net earnings from continuing operations attributable to common shareholders was $250.4 million, or $0.22 per share, in the third quarter of 2012 compared with $269.4 million, or $0.24 per share, for the same period in 2011. The 7% decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to the lower operating earnings as discussed above.

Net cash flow of continuing operations provided from operating activities in the third quarter of 2012 was $368.8 million compared with $289.0 million in the third quarter of 2011, with the increase primarily due to higher gold equivalent ounces sold in the third quarter of 2012, cash payments made during the third quarter of 2011 on the close out and early settlement of derivative instruments, with no such payments made in the third quarter of 2012, partially offset by less favourable working capital changes compared with the third quarter of 2011.

The adjusted operating cash flow from continuing operations during the third quarter of 2012 increased to $434.4 million from $412.9 million primarily due to an increase in gold equivalent ounces sold.

Consolidated production cost of sales from continuing operations per equivalent ounce sold was 8% higher in the third quarter of 2012 compared with the third quarter of 2011, largely due to increases in labour, energy, consumables and other production costs across the Company’s operations, offset to some extent by higher gold equivalent ounces sold.

First nine months of 2012 vs. First nine months of 2011

Kinross’ attributable production from continuing operations decreased by 1% in the first nine months of 2012 compared with the first nine months of 2011, primarily due to the scheduled decline in grades at Kupol during the first nine months of 2012 and increased planned reliance on lower grade stockpile ore at La Coipa. Attributable production from continuing operations for the first nine months of 2012 was also affected by the less favourable gold equivalent ratio compared with the same period in 2011. These decreases were largely offset by an increase in production at Chirano due to higher grades, at Fort Knox due to higher tonnage processed as well as higher mill grades and recoveries, and the increase in the Company’s interest in Kupol from 75% to 100% on April 27, 2011.

Metal sales from continuing operations for the first nine months of 2012 were $3,124.5 million, a 7% increase compared with the same period in 2011.  The increase in metal sales was due to higher metal prices realized, offset partially by lower gold equivalent ounces sold.  The average realized gold price from continuing operations during the first nine months of 2012 was $1,620 per ounce, an increase of 10% compared with the same period in 2011. Gold equivalent ounces sold were lower due to the slight decline in production noted above and the timing of shipments.

Production cost of sales from continuing operations increased by 17% to $1,373.2 million in the first nine months of 2012 compared with $1,170.7 million for the first nine months of 2011, primarily due to an increase in processing of lower grade ore and higher input costs such as energy, labour and consumables.

During the first nine months of 2012, depreciation, depletion and amortization from continuing operations increased by 10% compared with the same period in 2011, primarily due to an increase in gold equivalent ounces sold at Chirano as well as lower mineral reserves at Chirano as at December 31, 2011, and an increase in the depreciable asset base at Paracatu, offset largely by lower gold equivalent ounces sold at Kupol.

During the first nine months of 2012, the Company recorded operating earnings from continuing operations of $904.8 million compared with $1,086.7 million for the same period in 2011, a decrease of 17%. This was mainly due to the reduction in gold equivalent ounces sold, increases in production cost of sales, depreciation, depletion and amortization, and exploration and business development costs, offset to some extent by higher realized gold prices.

Net earnings from continuing operations attributable to common shareholders for the first nine months of 2012 declined by 37% to $440.3 million or $0.39 per share compared with $697.6 million or $0.61 per share in the first nine months of 2011.  The decrease was primarily a result of lower operating earnings as described above and an increase in income tax expense as described below. In addition, other income (expense) changed from income of $96.0 million for the first nine months of 2011 to an expense of $18.9 million for the same period in 2012. The expense in the first nine months of 2012 was primarily due to an impairment charge of $20.2 million recognized in the second quarter of 2012 related to certain of the Company’s available-for-sale investments, offset to some extent by net non-hedge derivative gains of $6.4 million due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants. Included in other income (expense) in the first nine months of 2011 was a gain on the sale of the Company’s interest in Harry Winston Diamond Corporation (“Harry Winston”) of $30.9 million, net non-hedge derivative gains of $44.7 million due primarily to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $12.8 million.  Income tax expense during the first nine months of 2012 was $419.6 million compared with $376.3 million during the same period in 2011. The increase in income tax expense in the first nine months of 2012 was mainly due to a remeasurement of the deferred tax liability as a result of an increase in the Ghanaian corporate income tax rate from 25% to 35%, which was enacted in the first quarter of 2012, and an increase in the Chilean corporate income tax rate from 17% to 20%, which was enacted in the third quarter of 2012. Excluding the impact of the increase in the Ghanaian corporate income tax rate from 25% to 35%, and the Chilean corporate income tax rate from 17% to 20%, the Company’s effective tax rate for the first nine months of 2012 was 35.6% compared with 33.3% for the same period in 2011, with the change mainly due to income mix, and a lower 2011 effective tax rate as a result of the tax free gain on the sale of our investment in Harry Winston.

Adjusted net earnings from continuing operations attributable to common shareholders was $602.7 million, or $0.53 per share, for the first nine months of 2012 compared with $663.6 million, or $0.58 per share, for the same period in 2011. The 9% decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to lower operating earnings as discussed above.

Net cash flow of continuing operations provided from operating activities during the first nine months of 2012 was $822.7 million compared with $976.2 million during the same period in 2011, with the decrease largely due to higher exploration costs and less favourable working capital changes in the first nine months of 2012 compared with the same period in 2011, partially offset by cash payments made during the first nine months of 2011 on the close out and early settlement of derivative instruments, with no such payments made in the first nine months of 2012.

The adjusted operating cash flow from continuing operations during the first nine months of 2012 decreased to $1,025.6 million from $1,208.4 million, mainly due to an increase in exploration costs and lower margins as discussed above.

Consolidated production cost of sales from continuing operations per equivalent ounce sold was 25% higher in the first nine months of 2012 compared with the same period in of 2011, largely due to increases in labour, energy, consumables and other production costs across the Company’s operations.

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine, to a subsidiary of AngloGold Ashanti Ltd. The sale closed on June 28, 2012 and Crixás has been reclassified as a discontinued operation in the current and comparative periods.  Net earnings from Crixás during the first six months of 2012 were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2011 Annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2011 Annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the third quarter of 2012, the average price of gold was $1,652 per ounce, with gold trading between a range of $1,556 and $1,785 per ounce based on the London PM Fix gold price. This compares to an average of $1,702 per ounce during the third quarter of 2011, with a low of $1,483 and a high of $1,895 per ounce. During the third quarter of 2012, Kinross realized an average price from continuing operations of $1,649 per ounce compared with $1,644 for the corresponding period in 2011. For the first nine months of 2012, the price of gold averaged $1,652 per ounce compared with $1,534 per ounce in the same period in 2011.  In the first nine months of 2012 Kinross realized an average price of $1,620 per ounce compared with an average price realized of $1,470 per ounce in the first nine months of 2011.

The Company’s gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition reduced the average price realized by $nil and $27 per ounce during the three and nine months ended September 30, 2012, respectively. During the three and nine months ended September 30, 2011, the above mentioned gold hedges reduced the average price realized by $63 per ounce.  The Company had entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into impacted metal sales (and the average realized gold price) up to June 30, 2012. Metal sales during the third quarter of 2012 were not impacted by such losses.

Cost Pressures

The Company’s profitability has been impacted by industry-wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of its property, plant and equipment and promoting a more efficient use of materials and supplies in general.  The Company has hedged a portion of its energy requirements – see Section 6 for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. During the three and nine months ended September 30, 2012 , the US dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian Cedi and Mauritanian ouguiya compared with the same periods in 2011. As at September 30, 2012, the US dollar was stronger compared with the spot exchange rates at December 31, 2011 relative to the Brazilian real, Ghanaian Cedi and Mauritanian ouguiya, and weaker relative to the Canadian dollar, Russian rouble and Chilean peso.  The Company has hedged a portion of its foreign currency exposure – see Section 6 for details.

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Unless otherwise stated ‘‘attributable’’ production includes only Kinross’ share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

Operational Outlook

Kinross expects to be toward the higher end of both its 2012 production forecast of approximately 2.5-2.6 million gold equivalent ounces from its continuing operations, and its 2012 cost of sales forecast of $690-$725 per gold equivalent ounce.

As previously disclosed, on a by-product accounting basis, Kinross expects to produce from its continuing operations 2.35 to 2.45 million ounces of gold and 9.0 to 9.5 million ounces of silver during 2012 at an average production cost of sales per ounce from continuing operations of $605 to $655.

The Company has reduced its forecast 2012 capital expenditures to approximately $2.0 billion, compared with the previous forecast of $2.2 billion. This is the result of approximately $200 million in cost reductions, deferrals, and eliminations, approximately two-thirds of which is related to development capital, and one-third of which is related to sustaining capital.

The Company’s depreciation, depletion and amortization is forecast to be approximately $255 per gold equivalent ounce, compared with the previously-stated guidance of $235 per gold equivalent ounce.

The 2012 forecast for exploration and business development expense remains unchanged at $255 million.

Other operating costs for 2012 are forecast to be approximately $70 million, consistent with previous guidance.

The 2012 forecast for general and administrative expense remains unchanged at $180 million, excluding severance.

The Company’s adjusted effective tax rate in 2012 is expected to be within the previously disclosed forecast range of 31% to 37%.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

As previously disclosed, Kinross expects to complete a pre-feasibility study (“PFS”) for construction of a mid-sized, expandable CIL mill in the 30,000 tonne per day (“tpd”) range, for the purpose of comparison with a 60,000 tpd mill option, in the first quarter of 2013.

The Company has completed a program of heap leach column testing begun earlier this year to determine the viability of heap leaching sulphide ore at Tasiast. The oxide low grade ores are currently leached successfully on the dump leach pads without crushing. The average gold recovery rate obtained in tests of sulphide samples taken from different representative zones of the ore body (after fine crushing to predominately -8mm) was approximately 60%.

The Company has concluded that based on this recovery level, heap leaching is not an economically attractive alternative to CIL processing for sulphide ore. In addition, capital investment in a fine crush heap leach supplement to CIL production is not justified at this time. Heap leaching is not contemplated in the PFS, and therefore, these test results will not affect the PFS economics.

Work continues on building basic infrastructure improvements, including the permanent camp, tailings facility, truck shop, warehouse facilities, West Branch dump leach pads, main access road, and other infrastructure components. Permitting for a seawater supply system is progressing as expected.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Dvoinoye

Construction at Dvoinoye made good progress through the third quarter of 2012, and the project remains on schedule for expected delivery of first ore to Kupol in the second half of 2013. Underground development is 52% complete and is progressing ahead of plan.

Construction of infrastructure and surface facilities is 45% complete. Construction of the all-season road between Dvoinoye and Kupol has progressed well. All necessary permits for the current scope of underground development and construction activities are in place.

Fruta del Norte

Exploitation and investment protection agreement negotiations with the Ecuadorian government on an enhanced economic, investment and legal package for Fruta del Norte (“FDN”) continue. Kinross understands that the government intends to make mining and tax legislative reforms to mitigate the effects of the Windfall Profits Tax and to enhance the mining investment climate, which Kinross believes to be critical to the negotiations. The Company expects negotiations with the government to extend into 2013.

In parallel with the negotiation process, Kinross continues to advance the project optimization studies for the project and regional exploration drilling and sampling in the Condor district around FDN. As part of the project optimization, Kinross is exploring alternative processing scenarios including gravity float leach, which could result in lower capital expenditures and reduced operating risk, while improving overall project economics.

Exploration update

Total exploration expenditures for the third quarter of 2012 were $51.0 million, including $40.0 million for expensed exploration and $11.0 million for capitalized exploration. Exploration expenditures for the third quarter of 2011 totaled $57.5 million.

In the first nine months of 2012, total exploration expenditures were $165.5 million, including $137.4 million for expensed exploration and $28.1 million for capitalized exploration.  Exploration expenditures for the first nine months in 2011 totaled $147.4 million.

Kinross was active on 34 mine sites, near-mine and greenfield initiatives in the third quarter of 2012, with drilling across all projects totalling 136,991 metres. Highlights of the third quarter exploration program include:

•
Tasiast:  In the third quarter of 2012, drilling at Tasiast focused mainly on district targets with six rigs in operation completing 599 holes for 61,201 metres. Near the mine, approximately 11,505 metres were drilled, testing for additional mineralization at C67 (eight kilometres from Tasiast plant) and C68 (six kilometres from Tasiast plant).  Assay results have returned encouraging intercepts confirming the potential for shallow oxide mineralization and deeper sulphide mineralization at both targets.

483 holes were completed at various district targets totalling approximately 49,696 metres. Work focused on delineating mineralization encountered in previous wide-spaced, shallow drilling along the Aoueouat corridor (15 kilometres north of the Tasiast plant).  Results are confirming the presence of shallow oxide mineralization at the N1, N2, NE, Aou, Askaf, and TEF target areas.

•
La Coipa: 50 holes were drilled at La Coipa for a total of 17,377 metres during the third quarter of 2012. The majority of the work was completed on the Compañia Minera La Coipa Joint Venture property (75% Kinross) where infill, geotechnical and condemnation drilling were completed at the Pompeya discovery. Hydrogeological drilling and step-out exploration drilling will continue in the fourth quarter of 2012.

•
Chirano: Four rigs were active during the third quarter of 2012 completing 26 holes for 6,202 metres. Near mine exploration activities concentrated on infill drilling below the Suraw and Akoti pits, and on delineating near-surface mineralization in the gap between Sariehu and Mamnao. At Suraw, follow-up drilling has reinforced the potential for mineralization to extend below the bottom of the pit.

•
Fruta del Norte/Condor Project: Surface sampling and mapping of the Emperador and Robles concessions were completed in the third quarter of 2012.  Drilling began at Bonza North and the Remolino target this quarter with four holes completed for 2,723 meters.

•
Kupol: Third quarter drilling totaled 6,113 metres. Work was focused on the Kupol West license where mineralization was encountered at the Kupol North Extension Zone and at Moroshka. Drilling at Moroshka, located four kilometres east of Kupol, yielded mineralized veins in the vicinity of mineralization identified in previously drilled holes.

•
Dvoinoye: A total of 28 holes for 7,225 metres were completed this quarter. The Zone 1 vein system is closed off at depth and on strike to the north. Mineralization at Zone 37 appears to be open in the north and also exhibits potential to the south on the Vodorazdelnaya license.

•
Fort Knox, Kettle River-Buckhorn and Round Mountain: A total of 187 holes for 10,888 metres were completed at Fort Knox during this quarter. The pit expansion drill program at Phase 8 was completed in this quarter. Work at Round Mountain focused on geotechnical and hydrological drilling at the West Extension.

Recent transactions

Completion of term loan and increase in revolving credit facility

On August 17, 2012, Kinross completed a three-year, $1,000.0 million term loan that will mature on August 10, 2015, and has no mandatory amortization payments. Kinross also announced that it amended its unsecured revolving credit facility to increase available credit to $1.5 billion from $1.2 billion, and extended the term to August 10, 2017 from March 31, 2015.

Sale of Crixás

In line with Kinross’ strategy of portfolio optimization and focusing its resources on the Company’s core operations, the Company announced on May 29, 2012, that it had, through one of its subsidiaries, Newinco Comercio e Participacoes Ltda., entered into a purchase and sale agreement to sell all of its shares in Mineracao Serra Grande S.A., which held Kinross’ 50% interest in the Crixás gold mine, to AngloGold Ashanti Brazil Mineracao Ltda., a subsidiary of AngloGold Ashanti Ltd.

Kinross originally acquired its 50% interest in the Crixás mine as part of the TVX Gold acquisition on January 31, 2003. The transaction closed on June 28, 2012, and Kinross received gross proceeds of $220.0 million, and recognized an after-tax gain on disposal of $33.8 million in the second quarter of 2012.

Other Developments

Executive appointments

Kinross appointed J. Paul Rollinson as Chief Executive Officer and a member of the Board of Directors, effective August 1, 2012.  Mr. Rollinson replaced Tye W. Burt.

Kinross appointed Brant Hinze as President and Chief Operating Officer, effective August 9, 2012.

On October 31, 2012 the Company announced the appointment of Tony S. Giardini as Executive Vice-President and Chief Financial Officer, effective December 1, 2012. Mr. Giardini will replace Paul H. Barry, whose departure was announced on October 10, 2012.

Board of Directors update

George F. Michals has retired from the Kinross Board of Directors. Mr. Michals served on the Kinross Board since 2003.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and gold price)	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics
Total gold equivalent ounces (a), (d)
Produced (b)	678,933	654,820	24,113	4%	1,945,014	2,051,930	(106,916)	(5%)
Sold (b)	672,221	670,386	1,835	0%	1,958,173	2,093,410	(135,237)	(6%)

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	678,933	639,269	39,664	6%	1,914,020	2,006,128	(92,108)	(5%)
Sold (b)	672,221	653,792	18,429	3%	1,925,409	2,047,032	(121,623)	(6%)

Total attributable gold equivalent ounces (a), (d)
Produced (b)	672,173	647,983	24,190	4%	1,924,297	1,967,085	(42,788)	(2%)
Sold (b)	665,251	663,517	1,734	0%	1,937,080	2,010,128	(73,048)	(4%)

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	672,173	632,432	39,741	6%	1,893,303	1,921,283	(27,980)	(1%)
Sold (b)	665,251	646,923	18,328	3%	1,904,316	1,963,750	(59,434)	(3%)

Gold ounces - sold from continuing operations (c)	620,567	595,001	25,566	4%	1,777,374	1,821,924	(44,550)	(2%)
Silver ounces - sold from continuing operations (000's) (c)	2,863	2,578	285	11%	7,991	9,498	(1,507)	(16%)
Average realized gold price ($/ounce) from continuing operations (c)	$1,649	$1,644	$5	0%	$1,620	$1,470	$150	10%

Financial Data from Continuing Operations (c)
Metal sales	$1,109.7	$1,041.0	$68.7	7%	$3,124.5	$2,922.7	$201.8	7%
Production cost of sales	$455.7	$410.2	$45.5	11%	$1,373.2	$1,170.7	$202.5	17%
Depreciation, depletion and amortization	$181.6	$139.7	$41.9	30%	$481.3	$436.7	$44.6	10%
Operating earnings	$343.1	$408.8	$(65.7)	(16%)	$904.8	$1,086.7	$(181.9)	(17%)
Net earnings from continuing operations attributable to common shareholders	$224.9	$207.1	$17.8	9%	$440.3	$697.6	$(257.3)	(37%)

(a)			Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2012 was 55.44:1 (2011 - 43.87:1). The ratio for the first nine months of 2012 was 53.92:1 (2011 - 42.36:1).

(c)			The comparative figures have been recast to exclude Crixás' results due to its disposal.
(d)			The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

Operating Earnings (Loss) by Segment

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change	2012	2011	Change	% Change

Operating segments (c)
Fort Knox	$70.9	$58.1	$12.8	22%	$160.9	$137.1	$23.8	17%
Round Mountain	49.1	46.0	3.1	7%	118.9	93.9	25.0	27%
Kettle River-Buckhorn	25.6	33.7	(8.1)	(24%)	70.7	90.3	(19.6)	(22%)
Kupol(a)	152.8	81.4	71.4	88%	368.4	334.5	33.9	10%
Paracatu	58.9	123.4	(64.5)	(52%)	187.8	234.7	(46.9)	(20%)
La Coipa	12.9	6.0	6.9	115%	38.6	57.8	(19.2)	(33%)
Maricunga	25.6	63.2	(37.6)	(59%)	138.9	176.2	(37.3)	(21%)
Tasiast	7.9	16.8	(8.9)	(53%)	(22.6)	61.6	(84.2)	(137%)
Chirano	21.7	39.5	(17.8)	(45%)	66.3	87.9	(21.6)	(25%)
Non-operating segments
Fruta del Norte	(1.2)	(0.5)	(0.7)	(140%)	(2.7)	(2.7)	-	-
Corporate and Other(a),(b)	(81.1)	(58.8)	(22.3)	(38%)	(220.4)	(184.6)	(35.8)	19%
Total	$343.1	$408.8	$(65.7)	(16%)	$904.8	$1,086.7	$(181.9)	(17%)
Discontinued operation
Crixás	$-	$8.1	$(8.1)	(100%)	$16.6	$19.1	$(2.5)	(13%)

(a)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(c)	Crixás' results for the current and prior periods are excluded due to its disposal.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	7,998	2,043	5,955	291%	18,132	5,220	12,912	247%
Tonnes processed (000's) (a)	16,111	9,415	6,696	71%	33,350	22,881	10,469	46%
Grade (grams/tonne)(b)	0.76	0.49	0.27	55%	0.58	0.57	0.01	2%
Recovery(b)	83.5%	77.3%	6.2%	8%	83.9%	77.7%	6.2%	8%
Gold equivalent ounces:
Produced	106,698	76,261	30,437	40%	240,366	219,035	21,331	10%
Sold	100,172	75,611	24,561	32%	232,515	217,546	14,969	7%

Financial Data (in millions)
Metal sales	$165.1	$130.7	$34.4	26%	$384.4	$337.8	$46.6	14%
Production cost of sales	64.9	53.8	11.1	21%	171.4	146.8	24.6	17%
Depreciation, depletion and amortization	25.7	15.4	10.3	67%	46.1	47.6	(1.5)	(3%)
	74.5	61.5	13.0	21%	166.9	143.4	23.5	16%
Exploration and business development	3.6	2.9	0.7	24%	6.0	5.7	0.3	5%
Other	-	0.5	(0.5)	(100%)	-	0.6	(0.6)	(100%)
Segment operating earnings	$70.9	$58.1	$12.8	22%	$160.9	$137.1	$23.8	17%

(a)
Includes 12,873,000 and 23,420,000 tonnes placed on the heap leach pad during the three and nine months ended September 30, 2012, respectively, compared with 5,889,000 and 12,805,000 tonnes, during the corresponding periods of 2011.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.30 grams per tonne for the third quarter of 2012 and 0.31 for the nine months ended September 30, 2012, compared with 0.32 grams per tonne for the third quarter of 2011 and 0.35 grams per tonne for the nine months ended September 30, 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Third quarter 2012 vs. Third quarter 2011

During the third quarter of 2012, tonnes of ore mined increased to 7,998,000 compared with 2,043,000 tonnes of ore mined in the same period in 2011 as a result of planned mine sequencing. Tonnes of ore processed were 71% higher in the third quarter of 2012 compared with the third quarter of 2011 due to a planned increase in tonnes placed on the heap leach pads.  Mill grades increased by 55% during the third quarter of 2012 compared with the same period in 2011 as a result of planned mine sequencing, which involved higher grade pit ore being processed through the mill rather than lower grade stockpile ore. Gold equivalent ounces produced were 40% higher in the third quarter of 2012 compared with the third quarter of 2011, mainly due an increase in tonnes processed, higher mill grades and mill recoveries, offset partly by lower average grade stockpile ore placed on the heap leach pads.

Metal sales were 26% higher in the third quarter of 2012 compared with the same period in 2011 due to an increase in gold equivalent ounces sold, offset partly by lower metal prices realized.  Production cost of sales increased by 21% in the third quarter of 2012 compared with the third quarter of 2011, primarily due to an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 67% during the third quarter of 2012 relative to the third quarter of 2011 as a result of an increase in gold equivalent ounces sold and an increase in the depreciable asset base.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined increased to 18,132,000 in the first nine months of 2012 compared with 5,220,000 in the first nine months of 2011 due to planned mine sequencing.  Tonnes of ore processed increased by 46% mainly due to an increase in tonnage placed on the heap leach pads as a result of an increase in tonnes of ore mined and planned increased reliance on stockpiled ore.  Recoveries were higher in the first nine months of 2012 compared with the same period in 2011 due to several initiatives undertaken by management during the first quarter of 2012, including water management and reagent management. Gold equivalent ounces produced were higher by 10% during the first nine months of 2012 compared with the same period in 2011, mainly due an increase in tonnes processed, and higher mill grades and recoveries, offset partially by a lower average grade of ore placed on the heap leach pads.

Metal sales were 14% higher in the first nine months of 2012 compared with the same period in 2011 due to an increase in both metal prices realized and gold equivalent ounces sold.  Production cost of sales increased by 17% during the first nine months of 2012 compared with the first nine months of 2011, primarily due to an increase in gold equivalent ounces sold and higher labour and energy costs.  Depreciation, depletion and amortization were 3% lower in the first nine months of 2012 due to the transition between phase 6 and phase 7, and an increase in mineral reserves at December 31, 2011, offset to some extent by higher gold equivalent ounces sold and an increase in the depreciable asset base.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics(b)
Tonnes ore mined (000's)(a)	5,376	7,138	(1,762)	(25%)	16,802	20,456	(3,654)	(18%)
Tonnes processed (000's)(a),(b)	6,144	6,990	(846)	(12%)	15,940	19,717	(3,777)	(19%)
Grade (grams/tonne)(b)	0.72	0.95	(0.23)	(24%)	0.81	0.95	(0.14)	(15%)
Recovery(b)	70.8%	74.1%	(3.3%)	(4%)	74.1%	73.6%	0.5%	1%
Gold equivalent ounces:
Produced	53,205	54,588	(1,383)	(3%)	151,110	143,860	7,250	5%
Sold	53,237	52,658	579	1%	149,221	141,154	8,067	6%

Financial Data (in millions)
Metal sales	$87.9	$91.3	$(3.4)	(4%)	$246.8	$220.8	$26.0	12%
Production cost of sales	32.2	35.2	(3.0)	(9%)	104.1	102.8	1.3	1%
Depreciation, depletion and amortization	6.6	8.8	(2.2)	(25%)	22.8	22.6	0.2	1%
	49.1	47.3	1.8	4%	119.9	95.4	24.5	26%
Exploration and business development	-	0.4	(0.4)	(100%)	1.0	0.6	0.4	67%
Other	-	0.9	(0.9)	(100%)	-	0.9	(0.9)	(100%)
Segment operating earnings	$49.1	$46.0	$3.1	7%	$118.9	$93.9	$25.0	27%

(a)
Tonnes of ore mined/processed represent 100%. Includes 5,118,000 and 13,180,000 tonnes placed on the heap leach pad during the three and nine months ended September 30, 2012, respectively, compared with 6,454,000 and 17,578,000 tonnes placed on the heap leach pad during the three and nine months ended September 30, 2011.

(b)
The presentation has been amended to reflect mill grade and recovery only, with heap leach grade disclosed separately below, rather than a blended rate for mill and heap leach grades. Ore placed on the heap leach pad had an average grade of 0.44 grams per tonne during both the three and nine months ended September 30, 2012, compared with 0.45 and 0.44 grams per tonne, for the three and nine months ended September 30, 2011, respectively. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. In addition, the presentation has been amended to exclude tonnes transferred between heap leach pads.

Third quarter 2012 vs. Third quarter 2011

Tonnes of ore mined in the third quarter of 2012 decreased by 25% compared with the same period in 2011 due to planned mine sequencing. Tonnes of ore processed were 12% lower in the third quarter of 2012 compared with the same period in 2011 due to a decrease in tonnes of ore mined, and as a result, less tonnage was placed on the heap leach pads.  Mill and heap leach grades were lower in the third quarter of 2012 compared with the same period in 2011 due to planned mine sequencing. Gold equivalent ounces produced were 3% lower in the third quarter of 2012 compared with the same period in 2011, primarily due to lower tonnes processed and lower grades, offset partly by improved leach performance.

Metal sales were 4% lower in the third quarter of 2012 compared with the same period in 2011 due to lower metal prices realized, offset to some extent by an increase in gold equivalent ounces sold.  Production cost of sales decreased by 9% during the third quarter of 2012 compared with the third quarter of 2011 due to lower contractor and fuel costs, offset partly by higher labour costs.  Depreciation, depletion and amortization were 25% lower in the third quarter of 2012 compared with the third quarter of 2011, primarily due to an increase in mineral reserves at December 31, 2011.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined and processed during the first nine months of 2012 were 18% and 19% lower, respectively, compared with the same period in 2011 due to planned mine sequencing.  Mill grades were 15% lower in the first nine months of 2012 compared with the same period in 2011 due to planned mine sequencing.  During the first nine months of 2012, gold equivalent ounces produced were 5% higher compared with the same period in 2011, primarily due to improved leach performance, offset to some extent by a decrease in tonnes processed and lower mill grades. Gold equivalent ounces sold in the first nine months of 2012 increased by 6% compared with the first nine months of 2011, primarily due to an increase in gold equivalent ounces produced and the timing of sales.

Metal sales were 12% higher in the first nine months of 2012 compared with the first nine months of 2011 due to higher metal prices realized and an increase in gold equivalent ounces sold.  Production cost of sales during the first nine months of 2012 increased by 1% compared with the same period in 2011, primarily due to an increase in gold equivalent ounces sold, and higher reagent, labour and royalty costs, offset partially by lower contractor and fuel costs.  Depreciation, depletion and amortization increased by 1% in the first nine months of 2012, primarily due to an increase in gold equivalent ounces sold, offset partly by an increase in mineral reserves at December 31, 2011.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	81	118	(37)	(31%)	284	324	(40)	(12%)
Tonnes processed (000's)	95	110	(15)	(14%)	319	320	(1)	(0%)
Grade (grams/tonne)	15.23	13.06	2.17	17%	13.08	14.35	(1.27)	(9%)
Recovery	94.4%	91.3%	3.1%	3%	91.8%	89.4%	2.4%	3%
Gold equivalent ounces:
Produced	43,942	41,200	2,742	7%	122,545	133,289	(10,744)	(8%)
Sold	44,049	42,109	1,940	5%	123,724	135,180	(11,456)	(8%)

Financial Data (in millions)
Metal sales	$72.8	$72.5	$0.3	0%	$203.9	$207.8	$(3.9)	(2%)
Production cost of sales	20.7	19.5	1.2	6%	60.2	55.7	4.5	8%
Depreciation, depletion and amortization	21.7	17.5	4.2	24%	58.8	59.3	(0.5)	(1%)
	30.4	35.5	(5.1)	(14%)	84.9	92.8	(7.9)	(9%)
Exploration and business development	4.7	2.1	2.6	124%	14.3	4.6	9.7	211%
Other	0.1	(0.3)	0.4	133%	(0.1)	(2.1)	2.0	95%
Segment operating earnings	$25.6	$33.7	$(8.1)	(24%)	$70.7	$90.3	$(19.6)	(22%)

Third quarter 2012 vs. Third quarter 2011

During the third quarter of 2012, tonnes of ore mined and processed declined by 31% and 14%, respectively, compared with the same period in 2011, due to mine sequencing and process optimization.  Gold equivalent ounces produced were 7% higher in the third quarter of 2012 compared with the third quarter of 2011, primarily due to the higher grades and recoveries, offset to some extent by the lower tonnes processed. Gold equivalent ounces sold in the third quarter of 2012 increased by 5% compared with the same period in 2011, primarily due to an increase in gold equivalent ounces produced and the timing of sales.

Metal sales during the third quarter of 2012 were marginally higher compared with the same period in 2011 due to an increase in gold equivalent ounces sold, offset largely by lower metal prices realized.  Production cost of sales increased by 6% in the third quarter of 2012 compared with the third quarter of 2011, primarily due to an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization were 24% higher in the third quarter of 2012 compared with the same period in 2011, largely due to an increase in the gold equivalent ounces sold and an increase in the depreciable asset base.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined declined by 12% in the first nine months of 2012 compared with the same period in 2011 due to mine sequencing.  Gold equivalent ounces produced in the first nine months of 2012 were 8% lower compared with the first nine months of 2011, primarily due to lower gold grades.  Gold equivalent ounces sold in the first nine months of 2012 exceeded production due to timing of shipments.

Metal sales declined by 2% in the first nine months of 2012 compared with the same period in 2011, mainly due to the decrease in gold equivalent ounces sold, offset to some extent by an increase in metal prices realized.  Production cost of sales during the first nine months of 2012 increased by 8% compared with the same period in 2011 due to increases in labour, power and reagent costs as a result of processing additional lower grade ore.  Depreciation, depletion and amortization were slightly lower in the first nine months of 2012 compared with the first nine months of 2011, primarily due to the decrease in gold equivalent ounces sold, offset partly by an increase in the depreciable asset base.

Kupol (100% ownership and operator) – Russian Federation(a)

	Three months ended September 30,				Nine months ended September 30,
	2012	2011 (d)	Change	% Change (e)	2012	2011(d)	Change	% Change (e)
Operating Statistics
Tonnes ore mined (000's) (b)	302	266	36	14%	922	1,001	(79)	(8%)
Tonnes processed (000's) (b)	332	303	29	10%	971	913	58	6%
Grade (grams/tonne):
Gold	12.34	10.39	1.95	19%	12.12	14.28	(2.16)	(15%)
Silver	163.68	159.03	4.65	3%	174.35	204.13	(29.78)	(15%)
Recovery:
Gold	94.1%	93.3%	0.8%	1%	93.6%	93.9%	(0.3%)	(0%)
Silver	84.6%	82.1%	2.5%	3%	85.6%	83.4%	2.2%	3%
Gold equivalent ounces: (b),(c)
Produced	155,533	124,912	30,621	25%	431,717	514,653	(82,936)	(16%)
Sold	164,025	138,278	25,747	19%	447,476	541,389	(93,913)	(17%)
Silver ounces: (b)
Produced (000's)	1,560	1,331	229	17%	4,603	5,025	(422)	(8%)
Sold (000's)	1,591	1,508	83	6%	4,613	5,254	(641)	(12%)

Financial Data (in millions)
Metal sales	$ 270.3	$ 171.5	$ 98.8	58%	$ 685.9	$ 636.8	$ 49.1	8%
Production cost of sales	76.5	58.4	18.1	31%	210.9	193.0	17.9	9%
Depreciation, depletion and amortization	30.1	25.7	4.4	17%	83.1	102.2	(19.1)	(19%)
	163.7	87.4	76.3	87%	391.9	341.6	50.3	15%
Exploration and business development	9.0	5.8	3.2	55%	19.1	6.4	12.7	198%
Other	1.9	0.2	1.7	nm	4.4	0.7	3.7	nm
Segment operating earnings	$ 152.8	$ 81.4	$ 71.4	88%	$ 368.4	$ 334.5	$ 33.9	10%

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.
(b)	Tonnes of ore mined/processed, ounces produced and sold represent 100% for all periods.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2012 was 55.44:1 (2011 - 43.87:1). The ratio for the first nine months of 2012 was 53.92:1 (2011 - 42.36:1).

(d)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(e) "nm" means not meaningful.

Third quarter 2012 vs. Third quarter 2011

Tonnes of ore mined in the third quarter of 2012 increased by 14% compared with the same period in 2011 due to mine sequencing.  Tonnes of ore processed were 10% higher in the third quarter of 2012 compared with the third quarter of 2011 due to higher mill throughput. Grades in the third quarter of 2012 were higher than in the same period of 2011 due to planned mine sequencing.  Gold equivalent ounces produced in the third quarter of 2012 were 25% higher compared with the same period in 2011, primarily due to an increase in tonnes processed, higher grades, and process improvements resulting in higher silver recoveries, offset to some extent by a less favourable gold equivalent ratio. Gold equivalent ounces sold in the third quarter of 2012 increased by 19% compared with the same period in 2011 due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales increased by 58% in the third quarter of 2012 compared with the same period in 2011 due to an increase in gold equivalent ounces sold, and higher metal prices realized. The metal prices realized were lower in the third quarter of 2011 due to the impact of the Company’s gold hedges that were acquired with the Bema acquisition (as noted in Section 2 of this MD&A).  Production cost of sales increased by 31% in the third quarter of 2012 compared with the third quarter of 2011, largely due to an increase in gold equivalent ounces sold along with higher labour, royalty and diesel costs. Depreciation, depletion, and amortization were 17% higher in the third quarter of 2012 compared with the same period in 2011 due primarily to an increase in the gold equivalent ounces sold.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined were 8% lower in the first nine months of 2012 compared with the same period in 2011 due to the completion of open pit mining in the second half of 2011. Tonnes of ore processed were 6% higher in the first nine months of 2012 compared with the first nine months of 2011 due to higher mill throughput. Gold and silver grades were 15% lower in the first nine months of 2012 compared with the first nine months of 2011 consistent with plan.  Gold equivalent ounces produced in the first nine months of 2012 were 16% lower compared with the same period in 2011, largely due to the lower grades and a less favourable gold equivalent ratio, offset partly by higher tonnes processed. Gold equivalent ounces sold in the first nine months of 2012 exceeded production due to timing of shipments.

Metal sales were higher by 8% in the first nine months of 2012 compared with the first nine months of 2011 due to the higher metal prices realized, offset to some extent by the lower gold equivalent ounces sold.  The metal prices realized were lower in the first nine months of 2011 due to the impact of the Company’s gold hedges that were acquired with the Bema acquisition (as noted in Section 2 of this MD&A).  Production cost of sales increased by 9% during the first nine months of 2012 compared with the same period in 2011 due to higher labour, royalty and diesel costs. Depreciation, depletion and amortization were 19% lower in the first nine months of 2012 compared with the same period in 2011 due largely to a decrease in gold equivalent ounces sold.

Paracatu (100% ownership and operator) – Brazil

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change(a)	2012	2011	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	13,336	12,814	522	4%	39,208	32,559	6,649	20%
Tonnes processed (000's)	13,386	13,202	184	1%	39,284	32,954	6,330	19%
Grade (grams/tonne)	0.38	0.43	(0.05)	(12%)	0.37	0.42	(0.05)	(12%)
Recovery	70.1%	74.1%	(4.0%)	(5%)	71.9%	75.5%	(3.6%)	(5%)
Gold equivalent ounces:
Produced	111,558	135,099	(23,541)	(17%)	334,595	335,419	(824)	0%
Sold	104,937	133,827	(28,890)	(22%)	333,853	337,557	(3,704)	(1%)

Financial Data (in millions)
Metal sales	$173.9	$229.9	$(56.0)	(24%)	$550.2	$524.3	$25.9	5%
Production cost of sales	92.0	89.7	2.3	3%	305.6	241.3	64.3	27%
Depreciation, depletion and amortization	20.0	16.9	3.1	18%	53.8	45.6	8.2	18%
	61.9	123.3	(61.4)	(50%)	190.8	237.4	(46.6)	(20%)
Exploration and business development	(0.3)	-	(0.3)	100%	0.3	0.1	0.2	nm
Other	3.3	(0.1)	3.4	nm	2.7	2.6	0.1	4%
Segment operating earnings	$58.9	$123.4	$(64.5)	(52%)	$187.8	$234.7	$(46.9)	(20%)

(a) "nm" means not meaningful.

Third quarter 2012 vs. Third quarter 2011

Tonnes of ore mined in the third quarter of 2012 increased by 4% compared with the same period in  2011 due to mine sequencing. Tonnes processed increased by 1% in the third quarter of 2012 compared with the third quarter of 2011 due to the increase in ball mill capacity, offset to some extent by the reduced availability of Paracatu’s Plant 2 for repair and maintenance. Gold grades were lower by 12% in the third quarter of 2012 compared with the third quarter of 2011 due to planned mine sequencing. Recoveries declined by 5% during the third quarter of 2012 compared with the same period in 2011 due to delays experienced in the desulphurization and flash floatation process. Gold equivalent ounces produced decreased by 17% in the third quarter of 2012 compared with the same period in 2011 due to the lower grades and recoveries. Gold equivalent ounces sold in the third quarter of 2012 declined by 22% compared with the third quarter of 2011 due to a reduction in the gold equivalent ounces produced and timing of sales.

Metal sales in the third quarter of 2012 were 24% lower compared with the third quarter of 2011, primarily due to lower gold equivalent ounces sold.  Production cost of sales increased by 3% in the third quarter of 2012 compared with the same period in 2011, primarily due to the processing and recovery issues described above. Depreciation, depletion and amortization were 18% higher in the third quarter of 2012 compared with the same period in 2011, largely due to an increase in the depreciable asset base.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined and processed in the first nine months of 2012 were higher by 20% and 19%, respectively, compared with the same period in 2011, mainly due to more favourable weather conditions, and the increased processing capacity provided by the third ball mill.  Gold equivalent ounces produced during the first nine months of 2012 were unchanged from the same period in 2011, primarily due to declines in grades and recoveries, offset largely by an increase in tonnes processed.

Metal sales increased by 5% in the first nine months of 2012 compared with the same period in 2011 due to an increase in metal prices realized, offset partly by a decrease in gold equivalent ounces sold.  Production cost of sales increased by 27% in the first nine months of 2012 compared with the first nine months of 2011, primarily due to higher labour, energy, consumable and maintenance costs.  Depreciation, depletion and amortization were 18% higher during the first nine months of 2012 compared with the first nine months of 2011, largely due to an increase in the depreciable asset base.

La Coipa (100% ownership and operator) – Chile

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	896	650	246	38%	1,691	1,783	(92)	(5%)
Tonnes processed (000's)	1,297	1,011	286	28%	4,020	3,218	802	25%
Grade (grams/tonne):
Gold	0.65	0.70	(0.05)	(7%)	0.64	0.75	(0.11)	(15%)
Silver	55.58	65.00	(9.42)	(14%)	45.22	66.39	(21.17)	(32%)
Recovery:
Gold	78.5%	75.9%	2.6%	3%	77.6%	77.0%	0.6%	1%
Silver	44.6%	43.2%	1.4%	3%	47.1%	50.4%	(3.3%)	(7%)
Gold equivalent ounces: (a)
Produced	41,585	38,539	3,046	8%	115,438	143,852	(28,414)	(20%)
Sold	42,240	35,566	6,674	19%	116,277	155,403	(39,126)	(25%)
Silver ounces:
Produced (000's)	1,063	911	152	17%	2,754	3,501	(747)	(21%)
Sold (000's)	1,053	892	161	18%	2,812	3,759	(947)	(25%)

Financial Data (in millions)
Metal sales	$ 70.9	$ 46.9	$ 24.0	51%	$ 193.2	$ 197.8	$ (4.6)	(2%)
Production cost of sales	45.9	32.1	13.8	43%	126.1	110.1	16.0	15%
Depreciation, depletion and amortization	12.2	6.6	5.6	85%	22.9	25.2	(2.3)	(9%)
	12.8	8.2	4.6	56%	44.2	62.5	(18.3)	(29%)
Exploration and business development	(0.1)	2.1	(2.2)	(105%)	5.5	4.6	0.9	20%
Other	-	0.1	(0.1)	(100%)	0.1	0.1	-	-
Segment operating earnings	$ 12.9	$ 6.0	$ 6.9	115%	$ 38.6	$ 57.8	$ (19.2)	(33%)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2012 was 55.44:1 (2011 - 43.87:1). The ratio for the first nine months of 2012 was 53.92:1 (2011 - 42.36:1).

Third quarter 2012 vs. Third quarter 2011

Tonnes of ore mined increased by 38% in the third quarter of 2012 compared with the same period in 2011 due to mine sequencing.  Tonnes of ore processed increased by 28% in the third quarter of 2012 compared with the third quarter of 2011 to address the reliance on lower grade stockpiled ore.  Gold equivalent ounces produced were 8% higher in the third quarter of 2012 compared with the same period in 2011, primarily due to an increase in the tonnage processed and higher recoveries, offset to some extent by lower grades and a less favourable gold equivalent ratio. Gold equivalent ounces sold in the third quarter of 2012 were 19% higher compared with the same period in 2011 due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales were 51% higher in the third quarter of 2012 compared with the same period in 2011 due to an increase in metal prices realized and higher gold equivalent ounces sold.  In addition, in the third quarter of 2011, metal prices realized were lower due to the impact of the Company’s silver forward sales contracts related to production at the Puren deposit. No such contracts existed during the third quarter of 2012.  Production cost of sales were 43% higher in the third quarter of 2012 compared with the third quarter of 2011, mainly due to an increase in gold equivalent ounces sold,  higher unit costs related to the processing of a higher volume of lower grade stockpile ore as well as higher maintenance, labour, contractor, and power costs.  Depreciation, depletion and amortization increased by 85% in the third quarter of 2012 compared by the same period in 2011 due to an increase in the depreciable asset base, an increase in the gold equivalent ounces sold, and a decline in mineral reserves at December 31, 2011.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined decreased by 5% in the first nine months of 2012 compared with the same period in 2011, primarily due to planned reliance on stockpiled ore.  Tonnes of ore processed increased by 25% in the first nine months of 2012 compared with the first nine months of 2011 as a result of the planned reliance on lower grade stockpiled ore.  Gold equivalent ounces produced were 20% lower in the first nine months of 2012 compared with the first nine months of 2011, primarily due to the lower grades and less favourable gold equivalent ratio, offset partly by an increase in tonnes processed. Gold equivalent ounces sold in the first nine months of 2012 exceeded production due to timing of shipments.

Metal sales were 2% lower in the first nine months of 2012 compared with the same period in 2011 due to the decline in gold equivalent ounces sold, offset to some extent by an increase in metal prices realized.  In addition, during the first nine months of 2011, metal prices realized were lower due to the impact of the Company’s silver hedges related to production at the Puren deposit.  No such contracts existed during the first nine months of 2012.  Production cost of sales increased by 15% due to higher units costs related to the processing of a higher volume of lower grade stockpile ore, as well as higher maintenance, contractor, labour and power costs, offset to some extent by the decline in gold equivalent ounces sold.  Depreciation, depletion and amortization decreased by 9% in the first nine months of 2012 compared with the same period in 2011, largely due to lower gold equivalent ounces sold, offset to some extent by an increase in the depreciable asset base and a decline in mineral reserves at December 31, 2011.

Maricunga (100% ownership and operator) – Chile

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change(b)	2012	2011	Change	% Change(b)
Operating Statistics (a)
Tonnes ore mined (000's)	5,326	2,951	2,375	80%	12,708	11,323	1,385	12%
Tonnes processed (000's)	3,755	3,284	471	14%	11,256	11,298	(42)	(0%)
Grade (grams/tonne)	0.64	0.80	(0.16)	(20%)	0.65	0.84	(0.19)	(23%)
Gold equivalent ounces:
Produced	46,971	53,123	(6,152)	(12%)	171,801	181,968	(10,167)	(6%)
Sold	45,818	58,591	(12,773)	(22%)	176,248	177,841	(1,593)	(1%)

Financial Data (in millions)
Metal sales	$ 76.4	$ 99.2	$ (22.8)	(23%)	$ 290.3	$ 274.4	$ 15.9	6%
Production cost of sales	40.0	30.2	9.8	32%	128.2	83.3	44.9	54%
Depreciation, depletion and amortization	4.9	5.5	(0.6)	(11%)	16.7	14.4	2.3	16%
	31.5	63.5	(32.0)	(50%)	145.4	176.7	(31.3)	(18%)
Exploration and business development	0.1	-	0.1	100%	0.5	0.1	0.4	nm
Other	5.8	0.3	5.5	nm	6.0	0.4	5.6	nm
Segment operating earnings	$ 25.6	$ 63.2	$ (37.6)	(59%)	$ 138.9	$ 176.2	$ (37.3)	(21%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "nm" means not meaningful.

Third quarter 2012 vs. Third quarter 2011

Tonnes of ore mined were 80% higher in the third quarter of 2012 compared with the same period in 2011 due to mine sequencing. Tonnes of ore processed increased by 14% during the third quarter of 2012 compared with the third quarter in 2011, primarily due to an increase in the tonnes of ore mined. Gold equivalent ounces produced in the third quarter of 2012 decreased by 12% compared with the same period in 2011, largely due to the planned decline in gold grades and unfavourable winter weather conditions that impacted availability of processing equipment.

Metal sales were 23% lower in the third quarter of 2012 compared with the same period in 2011 due to a decrease in gold equivalent ounce sold and lower gold prices realized. Production cost of sales increased by 32% in the third quarter of 2012 compared with the same period in 2011, primarily due to higher input costs incurred in processing lower grade ore and higher labour, cyanide and maintenance costs, offset partly by a decline in the gold equivalent ounces sold.  Depreciation, depletion and amortization were 11% lower in the third quarter of 2012 compared with the same period in 2011, primarily due to lower gold equivalent ounces sold, offset to some extent by an increase in the depreciable asset base.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined in the first nine months of 2012 were 12% higher compared with the first nine months of 2011 due to mine sequencing. Gold equivalent ounces produced declined by 6% during the first nine months of 2012 compared with the same period in 2011, mainly due to the planned decline in gold grades.  During the first nine months of 2012 gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales increased by 6% during the first nine months of 2012 compared with the same period in 2011 due to higher metal prices realized, offset to some extent by the decrease in gold equivalent ounces sold.  Production cost of sales were 54% higher in the first nine months of 2012 compared with the same period in 2011 due to higher cost of inputs, such as reagents and fuel, incurred in processing lower grade ore, as well as higher maintenance, labour and contractor costs.  Depreciation, depletion and amortization were 16% higher in the first nine months of 2012 compared with the same period in 2011, largely due to an increase in the depreciable asset base.

Tasiast (100% ownership and operator) – Mauritania
	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change(c)	2012	2011	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	6,637	2,838	3,799	134%	14,056	7,192	6,864	95%
Tonnes processed (000's) (a)	2,530	2,679	(149)	(6%)	9,260	6,873	2,387	35%
Grade (grams/tonne) (b)	1.55	2.05	(0.50)	(24%)	1.66	1.91	(0.25)	(13%)
Recovery (b)	92.2%	86.5%	5.7%	7%	88.6%	88.4%	0.2%	0%
Gold equivalent ounces:
Produced	51,842	47,175	4,667	10%	139,283	145,745	(6,462)	(4%)
Sold	48,045	48,455	(410)	(1%)	135,168	146,161	(10,993)	(8%)

Financial Data (in millions)
Metal sales	$ 77.9	$ 81.9	$ (4.0)	(5%)	$ 221.3	$ 223.6	$ (2.3)	(1%)
Production cost of sales	32.2	40.8	(8.6)	(21%)	112.6	101.0	11.6	11%
Depreciation, depletion and amortization	18.6	18.4	0.2	1%	52.3	48.7	3.6	7%
	27.1	22.7	4.4	19%	56.4	73.9	(17.5)	(24%)
Exploration and business development	11.1	4.3	6.8	158%	61.1	9.5	51.6	nm
Other	8.1	1.6	6.5	nm	17.9	2.8	15.1	nm
Segment operating earnings (loss)	$ 7.9	$ 16.8	$ (8.9)	(53%)	$ (22.6)	$ 61.6	$ (84.2)	(137%)

(a)
Includes 1,887,000 and 7,366,000 tonnes placed on the dump leach pad during the third quarter and the first nine months of 2012, respectively, compared with 2,085,000 and 4,913,000 tonnes placed on the dump leach pad during the third quarter and the first nine months of 2011.

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.51 and 0.50 grams per tonne during the third quarter and the first nine months of 2012, respectively, compared with 0.55 and 0.58 grams per tonne, for the third quarter and the first nine months of 2011, respectively. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

Third quarter 2012 vs. Third quarter 2011

Tonnes of ore mined increased by 134% in the third quarter of 2012 compared with the same period in 2011 as a result of planned mine sequencing. Tonnes of ore processed were 6% lower in the third quarter of 2012 compared with the third quarter of 2011, largely due to a decrease in tonnes placed on the leach pad as a result of water related constraints that negatively impacted dump leach capacity. Gold equivalent ounces produced were higher by 10% during the third quarter of 2012 compared with the third quarter of 2011 due primarily to an increase in ounces recovered from the dump leach pad, offset to some extent by lower mill grade.  Gold equivalent ounces sold declined by 1% during the third quarter of 2012 compared with the same period in 2011 due to timing of sales.

Metal sales decreased by 5% in the third quarter of 2012 compared with the same period in 2011 due to a decrease in both metal prices realized and gold equivalent ounces sold.  Production cost of sales declined by 21% in the third quarter of 2012 compared with the same period in 2011 due to a decline in gold equivalent ounces sold, and also due to the production cost of sales during the third quarter of 2011 being higher as a result of an acquisition date inventory fair value adjustment of $3.5 million. The increase in exploration and business development costs during the third quarter of 2012 compared with the third quarter of 2011 was mainly due to an increase in exploration activity.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined increased by 95% in the first nine months of 2012 compared with the same period in 2011 as a result of planned mine sequencing and increase in mine fleet equipment. During the first nine months of 2012, tonnes of ore processed were 35% higher compared with the first nine months of 2011, largely due to an increase in tonnes placed on the leach pad. Gold equivalent ounces produced were lower by 4% during the first nine months of 2012 compared with the same period in 2011, primarily due to lower mill tonnes processed, as a result of ore hardness, which more than offset the impact of the increase in tonnes placed on the dump leach pad. Gold equivalent ounces sold declined by 8% during the first nine months of 2012 compared with the same period in 2011 due to the decline in gold equivalent ounces produced and timing of sales.

During the first nine months of 2012, metal sales decreased slightly by 1% compared with the same period in 2011 due to a decline in gold equivalent ounces sold, offset to some extent by an increase in metal prices realized.  Production cost of sales increased by 11% for the first nine months of 2012 compared with the first nine months of 2011 due to higher labour, maintenance, consumable and energy costs associated with increased mining activity, which was focused on mining the West Branch low grade oxide material for the dump leach.  Depreciation, depletion and amortization in the first nine months of 2012 were higher by 7% compared with the same period in 2011 due to an increase in the depreciable asset base associated with the expansion of the site. The increase in exploration and business development costs from $9.5 million in the first nine months of 2011 to $61.1 million during the first nine months of 2012 was largely due to an increase in exploration activity.

Chirano (90% ownership and operator) – Ghana

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (a)	1,252	1,022	230	23%	3,417	2,732	685	25%
Tonnes processed (000's) (a)	846	949	(103)	(11%)	2,502	2,655	(153)	(6%)
Grade (grams/tonne)	2.67	2.45	0.22	9%	2.78	2.39	0.39	16%
Recovery	93.4%	90.9%	2.5%	3%	92.7%	91.2%	1.5%	2%
Gold equivalent ounces: (a)
Produced	67,599	68,372	(773)	(1%)	207,165	188,307	18,858	10%
Sold	69,698	68,697	1,001	1%	210,927	194,801	16,126	8%

Financial Data (in millions)
Metal sales	$ 114.5	$ 117.1	$ (2.6)	(2%)	$ 348.5	$ 299.4	$ 49.1	16%
Production cost of sales	51.3	50.5	0.8	2%	154.1	136.7	17.4	13%
Depreciation, depletion and amortization	39.5	23.6	15.9	67%	118.2	67.1	51.1	76%
Impairment charges	-	-	-	nm	-	-	-	nm
	23.7	43.0	(19.3)	(45%)	76.2	95.6	(19.4)	(20%)
Exploration and business development	1.9	3.2	(1.3)	(41%)	8.2	6.5	1.7	26%
Other	0.1	0.3	(0.2)	(67%)	1.7	1.2	0.5	42%
Segment operating earnings	$ 21.7	$ 39.5	$ (17.8)	(45%)	$ 66.3	$ 87.9	$ (21.6)	(25%)

(a)	Tonnes of ore mined/processed, production and sales represents 100% for all periods.

Third quarter 2012 vs. Third quarter 2011

During the third quarter of 2012, tonnes of ore mined increased by 23% compared with the third quarter of 2011 due to planned mine sequencing. Tonnes of ore processed were 11% lower in the third quarter of 2012 compared with the same period in 2011 due to a decline in mill throughput as a result of power reliability issues. Gold equivalent ounces produced decreased by 1% in the third quarter of 2012 compared with the same period in 2011, primarily due to a decline in the tonnes processed, offset to some extent by higher grades and recoveries.  Gold equivalent ounces sold in the third quarter of 2012 exceeded production due to timing of shipments.

Metal sales declined by 2% in the third quarter of 2012 compared with the same period in 2011 due to a decline in metal prices realized, offset to some extent by an increase in gold equivalent ounces sold.  During the third quarter of 2012, depreciation, depletion and amortization were 67% higher compared with the third quarter of 2011 due to higher gold equivalent ounces sold and a reduction in mineral reserves as at December 31, 2011.

First nine months of 2012 vs. First nine months of 2011

Tonnes of ore mined increased by 25% in the first nine months of 2012 compared with the same period in 2011 due to planned mine sequencing.  Tonnes of ore processed were 6% lower in the first nine months of 2012 compared with the same period in 2011 due to lower mill throughput as a result of power related issues and reduced availability of processing equipment. Gold equivalent ounces produced were higher by 10% in the first nine months of 2012 compared with the first nine months of 2011 due primarily to higher grades from the Akwaaba deposit and higher recoveries, offset to some extent by lower mill tonnes processed. Gold equivalent ounces sold in the first nine months of 2012 exceeded production due to timing of shipments.

Metal sales increased by 16% in the first nine months of 2012 compared with the first nine months of 2011 due to an increase in both the gold equivalent ounces sold and metal prices realized.  Production cost of sales increased by 13% in the first nine months of 2012 compared with the same period in 2011, largely due to an increase in gold equivalent ounces sold combined with higher input costs relating to labour and power.  Depreciation, depletion and amortization were 76% higher during the first nine months of 2012 compared with the same period in 2011 due to higher gold equivalent ounces sold and a reduction in mineral reserves as at December 31, 2011.

Discontinued operations

Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine, to a subsidiary of AngloGold Ashanti Ltd. The sale closed on June 28, 2012 and Crixás has been reclassified as a discontinued operation in the current and comparative periods. The gross proceeds of the sale totaled $220.0 million. Net earnings from Crixás during the first six months of 2012 were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

The results for the three and nine month periods ended September 30, 2012 include the results of operations of Crixás to June 28, 2012.

	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (a)	-	298	(298)	(100%)	586	884	(298)	(34%)
Tonnes processed (000's) (a)	-	300	(300)	(100%)	584	868	(284)	(33%)
Grade (grams/tonne)	-	3.49	(3.49)	(100%)	3.62	3.55	0.07	2%
Recovery	-	92.1%	(92.1%)	(100%)	91.2%	92.4%	(1.2%)	(1%)
Gold equivalent ounces:
Produced	-	15,551	(15,551)	(100%)	30,994	45,802	(14,808)	(32%)
Sold	-	16,594	(16,594)	(100%)	32,764	46,378	(13,614)	(29%)
Financial data (in millions)
Metal sales	$-	$28.2	$(28.2)	(100%)	$53.7	$71.3	$(17.6)	(25%)
Operating expenses	-	20.1	(20.1)	(100%)	37.1	52.2	(15.1)	(29%)
Operating earnings	-	8.1	(8.1)	(100%)	16.6	19.1	(2.5)	(13%)
Other expenses (income)	-	(1.6)	1.6	(100%)	0.1	(1.3)	1.4	108%
Net earnings before disposal	-	9.7	(9.7)	(100%)	16.5	20.4	(3.9)	(19%)
Income tax expense	-	4.2	(4.2)	(100%)	6.4	7.9	(1.5)	(19%)
Net earnings before disposal - after tax	-	5.5	(5.5)	(100%)	10.1	12.5	(2.4)	(19%)
Gain on sale of discontinued operations	-	-	-	-	96.2	-	96.2	100%
Income tax on sale of discontinued operations	-	-	-	-	(62.4)	-	(62.4)	(100%)
Net earnings from discontinued operations	$-	$5.5	$(5.5)	(100%)	$43.9	$12.5	$31.4	251%

(a)		Tonnes of ore mined/processed represents 100% of mine production for all periods.

Exploration and business development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change	2012	2011	Change	% Change
Exploration and business development	$56.9	$37.5	$19.4	52%	$186.8	$87.4	$99.4	114%

In the third quarter of 2012, exploration and business development expenses were $56.9 million, compared with $37.5 million for the third quarter of 2011.  Of the total exploration and business development expense, expenditures on exploration totaled $40.0 million in the third quarter of 2012 compared with $30.0 million for the same period in 2011.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $11.0 million for the third quarter of 2012 compared with $27.5 million in the same period in 2011.

In the first nine months of 2012, exploration and business development expenses were $186.8 million, compared with $87.4 million for the first nine months of 2011.  Of the total exploration and business development expense, expenditures on exploration totaled $137.4 million for the first nine months of 2012 compared with $64.9 million for the same period in 2011.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $28.1 million for the first nine months of 2012 compared with $82.5 million in the first nine months of 2011.

Kinross was active on 36 mine sites, near-mine and greenfield initiatives during the first nine months of 2012, with drilling across all projects totaling 531,388 meters.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change	2012	2011	Change	% Change
General and administrative	$52.3	$36.2	$16.1	44%	$136.0	$119.6	$16.4	14%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

For the three and nine months ended September 30, 2012, general and administrative costs were 44% and 14% higher, respectively, relative to the corresponding periods in 2011, primarily due to higher employee related costs, including severance costs.

Other income (expense) – net

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change	2012	2011	Change	% Change
Gains (losses) on acquisition/disposition of assets and investments - net	$(0.2)	$0.3	$(0.5)	(167%)	$(0.7)	$31.7	$(32.4)	(102%)
Impairment of investments	-	-	-	0%	(20.2)	-	(20.2)	(100%)
Foreign exchange gains (losses)	3.5	(9.1)	12.6	138%	(2.7)	12.8	(15.5)	(121%)
Net non-hedge derivative gains (losses)	(7.1)	(3.4)	(3.7)	(109%)	6.4	44.7	(38.3)	(86%)
Other income (expense)	1.1	3.1	(2.0)	(65%)	(1.7)	6.8	(8.5)	(125%)
	$(2.7)	$(9.1)	$6.4	70%	$(18.9)	$96.0	$(114.9)	(120%)

Other income (expense) decreased from an expense of $9.1 million in the third quarter of 2011 to an expense of $2.7 million in the third quarter of 2012.  For the first nine months of 2012, other income (expense) was an expense of $18.9 million compared with income of $96.0 million for the first nine months of 2011.  The discussion below details the significant changes in other income (expense) for the third quarter of 2012 and the first nine months of 2012 compared with the same periods in 2011.

Gains (losses) on acquisition/disposition of assets and investments – net

In the third quarter of 2012, there was a net loss of $0.2 million on the acquisition/disposition of assets and investments compared with a net gain of $0.3 million in the third quarter of 2011. There was a net loss of $0.7 million on the acquisition/disposition of assets and investments in the first nine months of 2012 compared with a net gain of $31.7 million in the first nine months of 2011.  Included in the first nine months of 2011 was a gain of $30.9 million on the sale of the Company’s interest in Harry Winston.

Impairment of investments

During the first nine months of 2012, the Company recognized an impairment charge of $20.2 million on certain of its available-for-sale investments due to a significant and/or prolonged decline in their fair values. No such charges were recognized during the third quarter of 2012 and 2011 or in the first nine months of 2011.

Foreign exchange gains (losses)

During the third quarter of 2012, foreign exchange gains were $3.5 million compared with losses of $9.1 million during the same period in 2011. Foreign exchange losses were $2.7 million for the first nine months of 2012 compared with gains of $12.8 million for the first nine months of 2011.

The foreign exchange gain of $3.5 million in the third quarter of 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having weakened at September 30, 2012 relative to June 30, 2012 against the Russian rouble, Chilean peso and Canadian dollar. The foreign exchange loss of $9.1 million in the third quarter of 2011 was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having strengthened at September 30, 2011 relative to June 30, 2011 against the Russian rouble, Chilean peso and Canadian dollar.

The foreign exchange loss of $2.7 million for the first nine month of 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having strengthened against the Brazilian real at September 30, 2012 relative to December 31, 2011, offset partly by the weakening of the US dollar against the Russian rouble, Chilean peso and Canadian dollar during this period. The foreign exchange gain of $12.8 million in the first nine months of 2011 was due primarily to the translation of net monetary liabilities denominated in foreign currencies to the US dollar, with the US dollar having strengthened at September 30, 2011 relative to December 31, 2010 against the Russian rouble, Chilean peso and Canadian dollar.

Net non-hedge derivative gains (losses)

Net non-hedge derivative gains (losses) increased from a loss of $3.4 million in the third quarter of 2011 to a loss of $7.1 million in the third quarter of 2012. Net non-hedge derivative gains decreased to $6.4 million during the first nine months of 2012 compared to $44.7 million in the first nine months of 2011 due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants.

Finance expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change	2012	2011	Change	% Change
Finance expense	$(13.4)	$(22.9)	$9.5	41%	$(32.2)	$(55.2)	$23.0	42%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense declined by $9.5 million in the third quarter of 2012 compared with the third quarter of 2011. During the first nine months of 2012, finance expense decreased by $23.0 million compared with the same period in 2011. The decrease in finance expense for both the third quarter of 2012 and the first nine months of 2012 compared with the same periods in 2011 was due primarily to an increase in interest capitalized.  Interest capitalized during the third quarter of 2012 was $25.9 million compared with $1.9 million for the same period in 2011, while interest capitalized during the first nine months of 2012 was $71.7 million compared with $5.1 million during the same period in 2011. The increase in interest capitalized was largely due to a full three and nine months of interest charges recognized in 2012 on the $1.0 billion senior notes issued in August 2011. Capitalized interest also increased due to an increase in qualifying capital expenditures relating to various development projects at Tasiast, Dvoinoye, Paracatu, Maricunga, La Coipa, Fort Knox and Round Mountain.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

The Company recorded a tax provision of $100.5 million on earnings before taxes from continuing operations of $326.7 million during the third quarter of 2012, compared with a tax provision of $167.2 million on earnings before taxes from continuing operations of $377.1 million in the third quarter of 2011. Kinross' combined federal and provincial statutory tax rate was 26.5% for the third quarter of 2012. Excluding the impact of a remeasurement of the deferred tax liability, amounting to $6.2 million, as a result of the increase in the Chilean corporate income tax rate from 17% to 20%, the Company’s effective tax rate was 28.9% for the third quarter of 2012 compared with 44.3% for the corresponding period in 2011.

The change in the Company’s effective tax rate during the third quarter of 2012 to 28.9%, as described above, compared with the effective tax rate of 44.3% during the third quarter of 2011 was largely due to:

i)	a higher 2011 effective tax rate from a foreign exchange loss on translation of tax basis and deferred income taxes within income tax expense; and
ii)	income mix.

In the first nine months of 2012, the Company recorded a tax provision of $419.6 million on earnings before taxes from continuing operations of $852.6 million, compared with a tax provision of $376.3 million on earnings before taxes from continuing operations of $1,131.5 million in the first nine months of 2011. Kinross’ combined federal and provincial statutory tax rate was 26.5% for the first nine months of 2012. Excluding the impact of a remeasurement of the deferred tax liability, amounting to $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, the Company’s effective tax rate was 35.6% for the first nine months of 2012 compared with 33.3% for the same period in 2011.

The change in the Company’s effective tax rate during the first nine months of 2012 to 35.6%, as described above, compared with the effective tax rate of 33.3% during the first nine months of 2011 was largely due to:

i)	a lower 2011 effective tax rate as a result of the tax free sale of our investment in Harry Winston; and
ii)	income mix.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, and changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change (b)	2012	2011	Change	% Change (b)

Cash flow:
Of continuing operations provided from operating activities (a)	$368.8	$289.0	$79.8	28%	$822.7	$976.2	$(153.5)	(16%)
Of continuing operations used in investing activities (a)	(1,211.0)	(374.8)	(836.2)	(223%)	(2,179.9)	(1,017.4)	(1,162.5)	(114%)
Of continuing operations provided from financing activities (a)	899.9	884.4	15.5	2%	780.5	453.6	326.9	72%
Of discontinued operations	(62.4)	8.0	(70.4)	nm	150.7	(0.9)	151.6	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations (a)	4.1	(12.3)	16.4	133%	(0.3)	(3.5)	3.2	91%
Increase (decrease) in cash and cash equivalents	(0.6)	794.3	(794.9)	(100%)	(426.3)	408.0	(834.3)	(204%)
Cash and cash equivalents, beginning of period	1,340.3	1,080.3	260.0	24%	1,766.0	1,466.6	299.4	20%
Cash and cash equivalents, end of period	$1,339.7	$1,874.6	$(534.9)	(29%)	$1,339.7	$1,874.6	$(534.9)	(29%)
(a) The comparative figures have been recast to exclude Crixás results due to its disposal.
(b) "nm" means not meaningful.

Cash and cash equivalent balances decreased by $0.6 million during the third quarter of 2012 compared with an increase of $794.3 million during the third quarter of 2011. For the first nine months of 2012, cash and cash equivalent balances decreased by $426.3 million compared with an increase of $408.0 million during the same period in 2011. Detailed discussions regarding cash flow movements are noted below.

Operating Activities from Continuing Operations

Third quarter 2012 vs. Third quarter 2011

Net cash flow of continuing operations provided from operating activities increased by $79.8 million in the third quarter of 2012 compared with the corresponding period in 2011, with the increase mainly due to higher gold equivalent ounces sold in the third quarter of 2012, cash payments made during the third quarter of 2011 on the close out and early settlement of derivative instruments, with no such payments made in the third quarter of 2012, partially offset by less favourable working capital changes compared with the third quarter of 2011.

First nine months of 2012 vs. First nine months of 2011

During the first nine months of 2012 net cash flow of continuing operations provided from operating activities was $153.5 million lower than in the first nine months of 2011, with the decrease largely due to higher exploration costs and less favourable working capital changes in the first nine months of 2012 compared with the same period in 2011, partially offset by cash payments made during the first nine months of 2011 on the close out and early settlement of derivative instruments, with no such payments made in the first nine months of 2012.

Investing Activities from Continuing Operations

Third quarter 2012 vs. Third quarter 2011

Net cash used in investing activities of continuing operations during the third quarter of 2012 was $1,211.0 million compared with cash used in investing activities of continuing operations of $374.8 million during the third quarter of 2011. During the third quarter of 2012, the primary uses of cash were for investment in property, plant and equipment of $451.2 million and additions to short-term investments of $749.6 million. The primary use of cash during the same period in 2011 was for investment in property, plant and equipment of $389.6 million, offset partly by the $70.0 million collected on the note receivable from Harry Winston.

First nine months of 2012 vs. First nine months of 2011

Cash used in investing activities of continuing operations during the first nine months of 2012 was $2,179.9 million compared with $1,017.4 million during the corresponding period in 2011.  During the first nine months of 2012, the primary use of cash was capital expenditures of $1,412.6 million and additions to short-term investments of $748.3 million. The primary uses of cash during the same period in 2011 were for investment in property, plant and equipment of $1,051.3 million and additions to long-term investments and other assets of $124.6 million, which were offset to some extent by the net proceeds of $100.6 million received on the sale of Kinross’ interest in Harry Winston and $70.0 million collected on the note receivable from Harry Winston.

The following table presents a breakdown of capital expenditures from continuing operations on a cash basis:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2012	2011	Change	% Change	2012	2011	Change	% Change
Operating segments
Fort Knox	$13.7	$26.8	$(13.1)	(49%)	$76.9	$75.1	$1.8	2%
Round Mountain	14.4	9.6	4.8	50%	47.3	26.0	21.3	82%
Kettle River - Buckhorn	1.0	3.9	(2.9)	(74%)	4.7	10.4	(5.7)	(55%)
Kupol(a)	59.0	57.2	1.8	3%	142.4	159.6	(17.2)	(11%)
Paracatu	81.0	105.9	(24.9)	(24%)	222.8	207.8	15.0	7%
Maricunga	33.9	29.9	4.0	13%	120.2	115.3	4.9	4%
La Coipa	25.9	17.4	8.5	49%	63.4	41.4	22.0	53%
Tasiast	190.4	88.3	102.1	116%	574.7	264.6	310.1	117%
Chirano	15.9	19.5	(3.6)	(18%)	59.0	65.7	(6.7)	(10%)
Non-operating segments
Fruta del Norte	10.9	18.4	(7.5)	(41%)	50.7	50.7	-	-
Corporate and other(b)	5.1	12.7	(7.6)	(60%)	50.5	34.7	15.8	46%
Total	$451.2	$389.6	$61.6	16%	$1,412.6	$1,051.3	$361.3	34%

(a) As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(b) "Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

Capital expenditures from continuing operations for the three and nine months ended September 30, 2012 increased by $61.6 million and $361.3 million, respectively, compared with the same periods in 2011. The increase in capital expenditures during the third quarter of 2012 compared with the same period in 2011 resulted primarily from the Tasiast expansion project, offset partially by the decrease in capital expenditures at Paracatu.  The increases in capital expenditures during the first nine months of 2012 resulted primarily from the Tasiast expansion project, the fourth ball mill and tailings dam projects at Paracatu, Phase H expansion at Round Mountain and pre-stripping activities at La Coipa. The increase in capital expenditures for the Corporate and other segment was primarily due to development activities at Lobo-Marte.

Financing Activities from Continuing Operations

Third quarter 2012 vs. Third quarter 2011

Net cash provided from financing activities of continuing operations during the third quarter of 2012 was $899.9 million compared with $884.4 million in the third quarter of 2011. During the third quarter of 2012, the Company received $1,140.8 million of proceeds from debt, of which $996.1 million was related to the unsecured $1,000.0 million term loan completed in August 2012, offset partly by a repayment of debt of $145.0 million and dividends paid of $91.2 million. During the third quarter of 2011, the Company received $1,136.5 million of proceeds from debt, which included $980.9 million in net proceeds from the issuance of senior notes in August 2011, offset to some extent by a repayment of debt of $167.0 million and dividends paid of $68.0 million.

First nine months of 2012 vs. First nine months of 2011

Net cash provided from financing activities of continuing operations during the first nine months of 2012 was $780.5 million compared with $453.6 million during the same period in 2011. During the first nine months of 2012, the Company received $1,437.1 million of proceeds from debt, of which $996.1 million was related to the unsecured $1,000.0 million term loan completed in August 2012, partly offset by a repayment of debt of $467.5 million and dividends paid of $182.3 million. During the first nine months of 2011, the Company received $1,329.1 million of proceeds from debt, which was primarily $980.9 million in net proceeds from the issuance of senior notes in August 2011, offset partly by a repayment of debt of $382.6 million and dividends paid of $124.8 million. Additionally, during the first nine months of 2011 the Company paid cash to acquire the outstanding share capital of Chukotka Mining and Geological Company (“CMGC”) for total consideration of $335.4 million, increasing its interest in CMGC to 100%.

Balance Sheet

	As at
(in millions)	September 30, 2012	December 31, 2011

Cash and cash equivalents and short-term investments	$2,089.3	$1,767.3
Current assets	$3,618.5	$3,117.8
Total assets	$17,993.0	$16,508.8
Current liabilities	$1,248.6	$795.7
Total non-current financial liabilities(a)	$2,861.2	$2,363.3
Total debt, including current portion	$2,629.5	$1,633.1
Total liabilities	$5,080.5	$4,038.1
Common shareholders' equity	$12,839.5	$12,390.4
Non-controlling interest	$73.0	$80.3
Statistics
Working capital (b)	$2,369.9	$2,322.1
Working capital ratio (c)	2.90:1	3.92:1

(a) Includes long-term debt, provisions, unrealized fair value of derivative liabilities, and other long-term liabilities.
(b) Current assets less current liabilities.
(c) Current assets divided by current liabilities.

At September 30, 2012, Kinross had cash and cash equivalents and short-term investments of $2,089.3 million, an increase of $322.0 million over the December 31, 2011 balance, primarily due to the proceeds from the issuance of the new term loan.  Current assets increased to $3,618.5 million largely due to the increase in short-term investments.  Total assets increased by $1,484.2 million to $17,993.0 million, primarily due to the increase in short-term investments and additions to property, plant and equipment.  Current liabilities increased to $1,248.6 million, mainly due to an increase in the current portion of long-term debt reflecting the reclassification of the senior convertible notes.  Total debt increased to $2,629.5 million, mainly due to the new $1,000.0 million term loan completed in August 2012.

A dividend of $0.08 per common share was paid to shareholders of record on March 23, 2012 and September 21, 2012.

As of November 6, 2012, there were 1,139.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 15.2 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Financings and Credit Facilities

Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million convertible senior notes due March 15, 2028 (the "convertible notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment. The convertible senior notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the convertible senior notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the convertible senior notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $208.7 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan.

As at September 30, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to the loan.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan for the Paracatu property formed part of the amended revolving credit facility, and that loan has been repaid in full.  On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million.  On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back acquisition.  All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

Effective August 17, 2012, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

As at September 30, 2012, the Company had drawn $46.6 million on the amended revolving credit facility. The amount drawn was entirely for letters of credit (December 31, 2011 – $55.5 million, included drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid during the first quarter of 2012.

In addition, effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility matures on August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and new term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at September 30, 2012, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing this term loan, the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and new unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  Significant financial covenants include a minimum tangible net worth of $5,734.8 million and increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012 (previously $5,250.0 million starting December 31, 2010 and increasing by 50% of positive net income each quarter), and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with these covenants at September 30, 2012.

Prior to the above noted amendments to the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010.  The purpose of the term loan was to support the expansion program at the Paracatu mine in Brazil.  The term loan was repaid in full in February 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company’s net debt to operating cash flow, as defined under the agreement.

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens.  Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum proven and probable reserves of 6 million gold equivalent ounces after repayment of the term loan.  The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross and formerly known as Bema.

Other

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2012 and December 31, 2011, $nil was outstanding under such borrowings.

In November 2009, the Company entered into a Letter of Credit guarantee facility with Export Development Canada (“EDC”) for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. On June 15, 2012 the Company entered into a further amendment of the Letter of Credit guarantee facility to increase the amount from $136.0 million to $200.0 million and extend the maturity date to March 31, 2015.  All other terms and conditions under this facility remained the same.  As at September 30, 2012, $164.1 million (December 31, 2011 - $135.1 million) was outstanding under this facility.

In addition, at September 30, 2012, the Company had approximately $40.5 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	September 30, 2012	December 31, 2011

Utilization of revolving credit facility	$(46.6)	$(55.5)
Utilization of EDC facility	(164.1)	(135.1)
Borrowings	$(210.7)	$(190.6)

Available under revolving credit facility	$1,453.4	$1,144.5
Available under EDC credit facility	35.9	0.9
Available credit	$1,489.3	$1,145.4

Total debt of $2,629.5 million at September 30, 2012 consists of $444.7 million for the debt component of the convertible debentures, $982.9 million for the senior notes, $996.3 million for the corporate term loan, $195.7 million for the Kupol loan, and $9.9 million in finance leases.  The current portion of this debt is $512.0 million at September 30, 2012.

Liquidity Outlook

In 2012, the Company now expects to repay $34.7 million of debt in cash, of which $32.1 million was repaid during the first nine months of 2012.  As a result of the disposition of Crixás during the second quarter of 2012, the Company’s debt repayment obligation for 2012 decreased by $0.4 million.

We believe that the Company’s existing cash and cash equivalent balances of $1,339.7 million, short-term investments of $749.6 million, available credit of $1,489.3 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations in 2012 and currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with more traditional bank loans and capital available through debt capital market transactions will fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital would be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The following table provides a summary of derivative contracts outstanding at September 30, 2012:

	2012	2013	2014	2015	Total

Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	98.8	383.3	210.5	25.0	717.6
Average price	1.89	1.99	2.15	2.25	2.03
Chilean peso forward buy contracts
(in millions of U.S. dollars)	51.1	137.4	66.0	-	254.5
Average price	500.43	516.67	553.44	-	522.95
Russian rouble forward buy contracts
(in millions of U.S. dollars)	25.9	87.0	48.0	10.0	170.9
Average price	32.99	32.63	34.69	35.92	33.45
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	33.8	129.0	48.0	-	210.8
Average price	1.01	1.02	1.04	-	1.02

Energy
Oil forward buy contracts (barrels)	102,000	285,000	110,000	-	497,000
Average price	95.13	92.59	89.27	-	92.37
Diesel forward buy contracts (gallons)	1,260,000	4,620,000	-	-	5,880,000
Average price	2.96	2.97	-	-	2.96
Gasoil forward buy contracts (tonnes)	2,685	40,260	16,104	-	59,049
Average price	936.19	906.30	864.00	-	896.12

Concurrent with completing the new term loan, the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan, maturing in February 2012, for Paracatu. Under the contract, Kinross Brasil Mineração S.A. ("KBM"), a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

The following new forward buy derivative contracts were engaged during the nine months ended September 30, 2012:
•	$65 million at an average rate of 510 Chilean pesos maturing in 2013;
•	$171 million at an average rate of 1.026 Canadian dollars maturing in 2012, 2013, and 2014;
•	$79 million at an average rate of 34.14 Russian roubles maturing in 2013, 2014, and 2015;
•	$408 million at an average rate of 2.07 Brazilian reais maturing in 2012, 2013, 2014, and 2015;
•	56,364 metric tonnes of gasoil at an average rate of $894.21 per metric tonne maturing in 2013 and 2014;
•	328,000 barrels of crude oil at an average rate of $95.48 per barrel maturing in 2012, 2013 and 2014; and
•	2.5 million gallons of ultra-low-sulphur diesel at an average rate of $3.00 per gallon maturing in 2012 and 2013.

Subsequent to September 30, 2012, the following new forward buy derivative contracts were engaged:

•	$15.0 million at an average rate of 36.14 Russian roubles, maturing in 2015;
•	170,000 barrels of oil at an average rate of $87.20 per barrel, with maturities in 2013, 2014, and 2015; and
•	2.73 million gallons of diesel at an average rate of $2.84 per gallon, with maturities in 2013 and 2014.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
(in millions)	September 30, 2012	December 31, 2011
Asset (liability)
Interest rate swaps	$(3.6)	$(0.1)
Foreign currency forward contracts	(15.5)	(75.1)
Energy forward contracts	2.9	1.6
Total return swap	0.8	(0.7)
Canadian $ denominated common share purchase warrant liability	(6.9)	(18.6)
Senior convertible notes - conversion option	(0.1)	(2.6)
	$(22.4)	$(95.5)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation (“Barrick”) when a production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the Defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  Defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss is scheduled for November 30, 2012.  Defendants intend to vigorously defend against the Amended U.S. Complaint and believe it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Subsequent to the service of the statement of claim in the Second Ontario action, it came to Kinross’ attention that the same law firm that acts for the plaintiff in the Second Ontario Action had filed statements of claim making virtually identical allegations against the same defendants on behalf of the same proposed class with the Supreme Court of British Columbia and the Court of Queen’s Bench of Alberta (the “Parallel British Columbia and Alberta Actions”).  The firms representing the plaintiffs in the First Ontario Action and the Second Ontario Action reached an agreement on carriage whereby the First Ontario Action will proceed and the Second Ontario Action and the Parallel British Columbia and Alberta Actions will be discontinued. This agreement was disclosed to the Ontario Court on July 16, 2012.

7.	SUMMARY OF QUARTERLY INFORMATION

	2012			2011 (a)				2010 (a)
(in millions, except per share amounts)	Q3	Q2	Q1(a)	Q4	Q3	Q2	Q1	Q4

Metal sales	$1,109.7	$1,006.7	$1,008.1	$919.8	$1,041.0	$963.6	$918.1	$894.2
Net earnings (loss) from continuing operations attributed to common shareholders	$224.9	$115.8	$99.6	$(2,791.0)	$207.1	$244.3	$246.2	$(80.8)
Net earnings from discontinued operation after-tax	$-	$37.8	$6.1	$7.3	$5.5	$3.1	$3.9	$7.9
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.22	$0.22	$(0.07)
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.21	$0.22	$(0.07)
Net cash flow of continuing operations provided from operating activities	$368.8	$77.4	$376.5	$402.6	$289.0	$346.6	$340.6	$277.6
(a) The comparative figures have been recast to exclude Crixás' results due to its disposal.

The Company’s results over the past several quarters have been driven primarily by fluctuations in gold price and changes in the gold equivalent ounces produced. Fluctuations in the silver price have also impacted results.  During the third quarter of 2012, revenues from continuing operations increased to $1,109.7 million compared with revenue of $1,041.0 million in the third quarter of 2011. The increase in revenues was primarily due to an increase in the gold equivalent ounces sold during the third quarter of 2012 compared with the third quarter of 2011.

Additionally, increases in input costs and fluctuations in the foreign exchange rates have impacted results. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in the gold equivalent ounces sold. In addition, changes in mineral reserves during each of these years impacted depreciation, depletion and amortization for quarters relating to the subsequent year.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million. The net earnings, including the gain on disposal, and cash flows of the discontinued operations were presented separately in the interim condensed consolidated statements of operations and cash flows, and comparative periods were recasted accordingly.

In the fourth quarter of 2011, the Company recorded a goodwill impairment charge at its Tasiast and Chirano mines, totaling $2,937.6 million. During the fourth quarter of 2010, the Company recorded an impairment charge of $290.7 million related to property, plant and equipment at Fruta del Norte.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying unaudited interim condensed consolidated financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at September 30, 2012. During the nine months ended September 30, 2012, Paracatu and the regional offices in Belo Horizonte, Brazil, and Las Palmas, Spain, converted to a new version of their ERP system.  The conversions in the ERP system have not resulted in any significant changes in internal controls during the nine months ended September 30, 2012.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion for these conversions.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2011.  For a description of the Company’s critical estimates, assumptions, and judgments please refer to the Company’s annual audited consolidated financial statements for the year-ended December 31, 2011.

The accounting policies applied in the unaudited interim condensed consolidated financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2011, with the exception of the following accounting policy adopted on January 1, 2012:

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes.  The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 were effective for the Company, beginning on January 1, 2012.  There was no impact on the Company’s financial statements upon adoption of the amendments of IFRS 7.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross. For an additional discussion of risk factors, please refer to the Management's Discussion and Analysis for the year ended December 31, 2011 and for additional information please refer to the Annual Information Form for the year ended December 31, 2011, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Exploitation Agreement for FDN

The Ecuadorian mining law currently requires that the mining concessionaire request and the government declare a phase change from economic evaluation to exploitation, and the parties enter into an exploitation agreement within a period of two years following commencement of the economic evaluation phase, in each case as defined in the mining law.  In the case of FDN, the two year period is set to expire in the first quarter of 2013.  Kinross must request and the Ecuadorian government must declare a phase change at FDN from economic evaluation to exploitation prior to such expiry (or any discretionary government extension to do so of up to two years) and enter into an exploitation agreement with the government within six months of such declared phase change, failing which Kinross will likely be required to forfeit the FDN mining concession and related infrastructure.

Paracatu – New Municipal Law Requiring Lined Tailing Facilities

A new law has been passed by the municipality of Paracatu that requires all tailings facilities at Kinross’ Paracatu mine to have an impermeable liner.  Currently none of the mine’s tailings facilities have such a liner, as none has been required by applicable law or the Company’s permits.  Kinross believes this new law is without merit, is outside of the authority of the municipality and is inconsistent with the permits granted for construction and operation of the mine’s tailing facilities. Therefore, for these reasons, the Company believes the new law is unenforceable.  Due to the brevity of the new law, which does not address enforcement and penalties, Kinross cannot fully assess the potential implications of its application to ongoing operations at the Paracatu mine. Kinross will, as may be necessary, challenge this new law and its enforcement.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)
	2012	2011	2012	2011

Net earnings from continuing operations attributable to common shareholders - as reported	$224.9	$207.1	$440.3	$697.6

Adjusting items:
Foreign exchange (gains) losses	(3.5)	9.1	2.7	(12.8)
Non-hedge derivatives (gains) losses - net of tax	7.1	3.1	(6.4)	(45.5)
(Gains) losses on acquisition/disposition of assets and investments - net of tax	0.1	(0.2)	0.4	(31.4)
Foreign exchange (gain) loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(0.8)	47.6	11.3	46.0
Change in deferred tax due to a change in statutory corporate income tax rate	6.2	-	116.5	-
Taxes in respect of prior years	-	-	1.3	-
Impairment of investments	-	-	20.2	-
Inventory fair value adjustment - net of tax	-	2.7	-	9.7
Severance expense	16.4	-	16.4	-
	25.5	62.3	162.4	(34.0)
Net earnings from continuing operations attributable to common shareholders - Adjusted	$250.4	$269.4	$602.7	$663.6
Weighted average number of common shares outstanding - Basic	1,139.4	1,136.7	1,138.8	1,135.5
Net earnings from continuing operations per share - Adjusted	$0.22	$0.24	$0.53	$0.58

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)
	2012	2011	2012	2011

Net cash flow of continuing operations provided from operating activities - as reported	$368.8	$289.0	$822.7	$976.2

Adjusting items:
Close out and early settlement of derivative instruments	-	112.8	(48.7)	112.8
Working capital changes:
Accounts receivable and other assets	(30.6)	(26.1)	54.8	141.8
Inventories	110.0	93.9	158.6	96.4
Accounts payable and other liabilities, including taxes	(13.8)	(56.7)	38.2	(118.8)
	65.6	123.9	202.9	232.2
Adjusted operating cash flow from continuing operations	$434.4	$412.9	$1,025.6	$1,208.4

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Three months ended September 30,		Nine months ended September 30,
(in millions)
	2012	2011	2012	2011

Production cost of sales from continuing operations	$455.7	$410.2	$1,373.2	$1,170.7
Less: portion attributable to Kupol non-controlling interest (1)	-	-	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.0)	(15.4)	(13.6)
Attributable production cost of sales from continuing operations	$450.6	$405.2	$1,357.8	$1,136.1

Gold equivalent ounces sold from continuing operations	672,221	653,792	1,925,409	2,047,032
Less: portion attributable to Kupol non-controlling interest (1)	-	-	-	(63,802)
Less: portion attributable to Chirano non-controlling interest	(6,970)	(6,869)	(21,093)	(19,480)
Attributable gold equivalent ounces sold	665,251	646,923	1,904,316	1,963,750
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$678	$627	$713	$572
Attributable production cost of sales from continuing operations per equivalent ounce sold	$677	$626	$713	$579

(1) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales from continuing operations per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)
	2012	2011	2012	2011

Production cost of sales from continuing operations	$455.7	$410.2	$1,373.2	$1,170.7
Less: portion attributable to Kupol non-controlling interest (1)	-	-	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.0)	(15.4)	(13.6)
Less: attributable silver sales	$(86.3)	$(61.9)	$(244.5)	$(227.4)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$364.3	$343.3	$1,113.3	$908.7

Gold ounces sold	620,567	595,001	1,777,374	1,821,924
Less: portion attributable to Kupol non-controlling interest (1)	-	-	-	(49,299)
Less: portion attributable to Chirano non-controlling interest	(6,950)	(6,836)	(21,035)	(19,388)
Attributable gold ounces sold	613,617	588,165	1,756,339	1,753,237
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$594	$584	$634	$518

(1) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’, ‘‘scheduled’’, “projected”, “timeline”, ‘‘forecasts”, “suggests”, “indicative”, “suggests”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our 2011 year-end MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendments to those laws) and related regulations and policies, being consistent with Kinross’ current expectations, and the unenforceability of any new law in Brazil requiring that all Paracatu tailings facilities have an impermeable liner; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being consistent with Kinross’ current expectations, including but not limited to Kinross requesting and the government declaring a phase change from economic evaluation to exploitation in the first quarter of 2013 (or any government approved extension of up to two years) and entering into an exploitation agreement with the government within six months of such declared phase change, the failure of which will likely result in forfeiture of the FDN concession and related project infrastructure to the government; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (13) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and our 2011 year-end MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this MD&A has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this MD&A has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2012	2011

Assets
Current assets
Cash and cash equivalents	Note 5	$1,339.7	$1,766.0
Restricted cash	Note 5	61.1	62.1
Short-term investments	Note 5	749.6	1.3
Accounts receivable and other assets	Note 5	327.7	309.4
Inventories	Note 5	1,123.3	976.2
Unrealized fair value of derivative assets	Note 6	17.1	2.8
		3,618.5	3,117.8
Non-current assets
Property, plant and equipment	Note 5	9,874.0	8,959.4
Goodwill	Note 5	3,382.3	3,420.3
Long-term investments	Note 5	75.7	79.4
Investments in associates		514.5	502.5
Unrealized fair value of derivative assets	Note 6	12.4	1.1
Deferred charges and other long-term assets	Note 5	482.3	406.4
Deferred tax assets		33.3	21.9
Total assets		$17,993.0	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$591.5	$575.3
Current tax payable		78.3	82.9
Current portion of long-term debt	Note 8	512.0	32.7
Current portion of provisions	Note 9	33.2	38.1
Current portion of unrealized fair value of derivative liabilities	Note 6	33.6	66.7
		1,248.6	795.7
Non-current liabilities
Long-term debt	Note 8	2,117.5	1,600.4
Provisions	Note 9	591.2	597.1
Unrealized fair value of derivative liabilities	Note 6	18.3	32.7
Other long-term liabilities		134.2	133.1
Deferred tax liabilities		970.7	879.1
Total liabilities		5,080.5	4,038.1

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 10	$14,686.0	$14,656.6
Contributed surplus		85.4	81.4
Accumulated deficit		(1,948.0)	(2,249.9)
Accumulated other comprehensive income (loss)	Note 5	16.1	(97.7)
Total common shareholders' equity		12,839.5	12,390.4
Non-controlling interest		73.0	80.3
Total equity		12,912.5	12,470.7
Commitments and contingencies	Note 15
Total liabilities and equity		$17,993.0	$16,508.8

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		1,139,703,976	1,137,732,344

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended

		September 30,	September 30,	September 30,	September 30,
		2012	2011	2012	2011
			Note 4		Note 4
Revenue
Metal sales		$1,109.7	$1,041.0	$3,124.5	$2,922.7

Cost of sales
Production cost of sales		455.7	410.2	1,373.2	1,170.7
Depreciation, depletion and amortization		181.6	139.7	481.3	436.7
Total cost of sales		637.3	549.9	1,854.5	1,607.4
Gross profit		472.4	491.1	1,270.0	1,315.3
Other operating costs		20.1	8.6	42.4	21.6
Exploration and business development		56.9	37.5	186.8	87.4
General and administrative		52.3	36.2	136.0	119.6
Operating earnings		343.1	408.8	904.8	1,086.7
Other income (expense) - net	Note 5	(2.7)	(9.1)	(18.9)	96.0
Equity in losses of associates	Note 5	(1.8)	(1.4)	(4.7)	(1.4)
Finance income		1.5	1.7	3.6	5.4
Finance expense	Note 5	(13.4)	(22.9)	(32.2)	(55.2)
Earnings before taxes		326.7	377.1	852.6	1,131.5
Income tax expense - net	Note 13	(100.5)	(167.2)	(419.6)	(376.3)
Earnings from continuing operations after tax		226.2	209.9	433.0	755.2
Earnings from discontinued operations after tax	Note 4	-	5.5	43.9	12.5
Net earnings		$226.2	$215.4	$476.9	$767.7

Net earnings from continuing operations attributable to:
Non-controlling interest		$1.3	$2.8	$(7.3)	$57.6
Common shareholders		$224.9	$207.1	$440.3	$697.6
Net earnings attributable to:
Non-controlling interest		$1.3	$2.8	$(7.3)	$57.6
Common shareholders		$224.9	$212.6	$484.2	$710.1

Earnings per share from continuing operations attributable to common shareholders
Basic		$0.20	$0.18	$0.39	$0.61
Diluted		$0.20	$0.18	$0.38	$0.61

Net earnings per share attributable to common shareholders
Basic		$0.20	$0.19	$0.43	$0.63
Diluted		$0.20	$0.19	$0.42	$0.62

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,139.4	1,136.7	1,138.8	1,135.5
Diluted		1,145.6	1,142.4	1,145.0	1,141.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2012	2011	2012	2011
			Note 4		Note 4

Net earnings		$226.2	$215.4	$476.9	$767.7

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments (a)		13.6	(27.1)	(0.8)	(36.3)
Reclassification to earnings for impairment charges		-	-	20.2	-
Accumulated other comprehensive income related to investments sold (b)		-	-	(0.1)	(30.0)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		33.8	(109.5)	34.5	(79.5)
Accumulated other comprehensive income related to derivatives settled (d)		5.0	53.1	60.0	157.6
		52.4	(83.5)	113.8	11.8
Total comprehensive income		$278.6	$131.9	$590.7	$779.5

Comprehensive income from continuing operations		$278.6	$126.4	$546.8	$767.0
Comprehensive income from discontinued operations	Note 4	-	5.5	43.9	12.5
Comprehensive income		$278.6	$131.9	$590.7	$779.5

Attributable to non-controlling interest		$1.3	$2.8	$(7.3)	$57.6
Attributable to common shareholders		$277.3	$129.1	$598.0	$721.9

(a) Net of tax of $1.5 million, 3 months; $(0.7) million, 9 months (2011 – $(3.5) million, 3 months; $(3.7) million, 9 months)
(b) Net of tax of $nil, 3 months; $nil, 9 months (2011 - $nil, 3 months; $nil, 9 months)
(c) Net of tax of $6.8 million, 3 months; $4.1 million, 9 months (2011 - $(36.1) million, 3 months; $(19.8) million, 9 months)
(d) Net of tax of $3.0 million, 3 months; $6.6 million, 9 months (2011 - $(4.7) million, 3 months; $(10.8) million, 9 months)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Net inflow (outflow) of cash related to the following activities:		Note 4		Note 4

Operating:
Net earnings from continuing operations	$226.2	$209.9	$433.0	$755.2
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	181.6	139.7	481.3	436.7
(Gains) losses on acquisition/disposition of assets and investments - net	0.2	(0.3)	0.7	(31.7)
Equity in losses of associates	1.8	1.4	4.7	1.4
Non-hedge derivative (gains) losses - net	7.1	3.4	(6.4)	(44.7)
Settlement of derivative instruments	(0.2)	(112.8)	48.5	(112.8)
Share-based compensation expense	9.9	8.8	28.8	27.2
Accretion expense	9.0	13.9	19.7	40.4
Deferred tax expense	1.9	33.3	85.4	21.2
Foreign exchange (gains) losses and other	(3.1)	2.8	(21.4)	2.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	30.6	26.1	(54.8)	(141.8)
Inventories	(110.0)	(93.9)	(158.6)	(96.4)
Accounts payable and accrued liabilities	100.2	136.3	240.3	381.3
Cash flow provided from operating activities	455.2	368.6	1,101.2	1,238.7
Income taxes paid	(86.4)	(79.6)	(278.5)	(262.5)
Net cash flow of continuing operations provided from operating activities	368.8	289.0	822.7	976.2
Net cash flow of discontinued operations provided from (used in) operating activities	(62.4)	13.4	(47.6)	22.6

Investing:
Additions to property, plant and equipment	(451.2)	(389.6)	(1,412.6)	(1,051.3)
Net proceeds from the sale of long-term investments and other assets	-	-	0.2	101.1
Additions to long-term investments and other assets	(5.4)	(48.1)	(18.1)	(124.6)
Net proceeds from the sale of property, plant and equipment	0.2	1.0	0.4	1.8
Additions to short-term investments	(749.6)	(0.5)	(748.3)	(1.8)
Note received from Harry Winston	-	70.0	-	70.0
Decrease in restricted cash	(6.3)	(11.9)	(5.0)	(15.8)
Interest received	1.2	4.5	3.3	6.4
Other	0.1	(0.2)	0.2	(3.2)
Net cash flow of continuing operations used in investing activities	(1,211.0)	(374.8)	(2,179.9)	(1,017.4)
Net cash flow of discontinued operations provided from (used in) investing activities	-	(4.2)	198.9	(20.9)

Financing:
Issuance of common shares on exercise of options and warrants	1.2	11.9	4.7	26.8
Acquisition of CMGC 25% non-controlling interest	-	-	-	(335.4)
Proceeds from issuance of debt	1,140.8	1,136.5	1,437.1	1,329.1
Repayment of debt	(145.0)	(167.0)	(467.5)	(382.6)
Interest paid	(1.7)	(4.6)	(6.5)	(9.7)
Dividends paid to common shareholders	(91.2)	(68.0)	(182.3)	(124.8)
Settlement of derivative instruments	-	(23.9)	-	(43.6)
Other	(4.2)	(0.5)	(5.0)	(6.2)
Net cash flow of continuing operations provided from financing activities	899.9	884.4	780.5	453.6
Net cash flow of discontinued operations used in financing activities	-	(1.2)	(0.6)	(2.6)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	4.1	(12.3)	(0.3)	(3.5)
Increase (decrease) in cash and cash equivalents	(0.6)	794.3	(426.3)	408.0
Cash and cash equivalents, beginning of period	1,340.3	1,080.3	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,339.7	$1,874.6	$1,339.7	$1,874.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Common share capital and common share purchase warrants
Balance beginning of period	$14,680.6	$14,627.6	$14,656.6	$14,576.4
Common shares issued on acquisition of properties	-	-	-	3.8
Common shares issued under employee share purchase plans	1.8	1.6	5.4	4.7
Transfer from contributed surplus on exercise of options and restricted shares	3.6	10.3	22.9	41.7
Options and warrants exercised, including cash	-	11.0	1.1	23.9
Balance at the end of the period	$14,686.0	$14,650.5	$14,686.0	$14,650.5

Contributed surplus
Balance beginning of period	$79.8	$78.5	$81.4	$185.5
Share-based compensation	9.2	8.6	26.9	25.9
Acquisition of CMGC 25% non-controlling interest	-	-	-	(92.9)
Transfer of fair value of exercised options and restricted shares	(3.6)	(10.3)	(22.9)	(41.7)
Balance at the end of the period	$85.4	$76.8	$85.4	$76.8

Retained earnings (accumulated deficit)
Balance beginning of period	$(2,081.7)	$389.2	$(2,249.9)	$(51.5)
Dividends paid	(91.2)	(68.0)	(182.3)	(124.8)
Net earnings attributable to common shareholders	224.9	212.6	484.2	710.1
Balance at the end of the period	$(1,948.0)	$533.8	$(1,948.0)	$533.8

Accumulated other comprehensive income (loss)
Balance beginning of period	$(36.3)	$(84.0)	$(97.7)	$(179.3)
Other comprehensive income (loss)	52.4	(83.5)	113.8	11.8
Balance at the end of the period	$16.1	$(167.5)	$16.1	$(167.5)
Total retained earnings (accumulated deficit) and accumulated other comprehensive income (loss)	$(1,931.9)	$366.3	$(1,931.9)	$366.3

Total common shareholders' equity	$12,839.5	$15,093.6	$12,839.5	$15,093.6

Non-controlling interest
Balance beginning of period	$71.7	$74.5	$80.3	$262.2
Net earnings (loss) attributable to non-controlling interest	1.3	2.8	(7.3)	57.6
Acquisition of CMGC 25% non-controlling interest	-	-	-	(242.5)
Balance at end of the period	$73.0	$77.3	$73.0	$77.3

Total Equity	$12,912.5	$15,170.9	$12,912.5	$15,170.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with a registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended September 30, 2012 were authorized for issue in accordance with a resolution of the directors on November 7, 2012.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2011. There have been no changes from the accounting policies applied in the December 31, 2011 financial statements, except as disclosed in Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgment by management in applying the Company’s accounting policies. The areas involving significant judgment and estimates have been set out in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2011.

3.	ACCOUNTING CHANGES

The Company’s policies in effect for 2012 are noted in the Company’s annual audited consolidated financial statements for the year ended December 31, 2011, with the exception of the following accounting policy adopted in 2012:

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes.  The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 were effective for the Company beginning on January 1, 2012.  There was no impact on the Company’s financial statements upon adoption of the amendments of IFRS 7.

4.	DISPOSITION OF INTEREST IN CRIXÁS GOLD MINE

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine (Serra Grande) to a subsidiary of AngloGold Ashanti Ltd. for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  AngloGold Ashanti Ltd. previously owned the remaining 50% of the Crixás gold mine and is the operator of the mine.

As Crixás was an operating segment of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal was considered a discontinued operation. Results, including the gain on disposal, and cash flows of the discontinued operation have been presented separately in the interim condensed consolidated statements of operations and cash flows, and comparative periods have been recast accordingly.

Earnings from discontinued operations

	Three months ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Results of discontinued operations
Revenues	$-	$28.2	$53.7	$71.3
Expenses	-	18.5	37.2	50.9
Earnings before taxes	-	9.7	16.5	20.4
Income tax expense	-	(4.2)	(6.4)	(7.9)
Net earnings before disposals	-	5.5	10.1	12.5
Gain on sale of discontinued operations	-	-	96.2	-
Income tax on sale of discontinued operations	-	-	(62.4)	-
Earnings from discontinued operations after tax	$-	$5.5	$43.9	$12.5

The Company’s interest in the significant assets and liabilities of the Crixás mine at the date of disposal was as follows:

June 28,
2012

Cash and cash equivalents	$12.2
Accounts receivable and other assets	17.2
Inventories	9.8
Property, plant and equipment	93.7
Goodwill	38.0
Deferred charges and other long-term assets	2.9
Accounts payable and accrued liabilities	(9.9)
Current tax payable	(25.8)
Other long-term liabilities	(14.3)
Net assets	$123.8

Consideration received, satisfied in cash	$220.0
Cash and cash equivalents disposed of	(12.2)
Net cash inflow	$207.8

5.	INTERIM CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Consolidated Balance Sheets

i.	Cash and cash equivalents:

	September 30,	December 31,
	2012	2011
Cash on hand and balances with banks	$610.7	$761.3
Short-term deposits	729.0	1,004.7
	$1,339.7	$1,766.0

       Restricted cash:

	September 30,	December 31,
	2012	2011
Restricted cash (a)	$61.1	$62.1

 (a) Restricted cash relates to restricted payments for the Kupol loan (see Note 8 (iv)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.	Short-term investments

	September 30,	December 31,
	2012	2011
Short-term investments (a)	$749.6	$1.3

(a) Short-term investments at September 30, 2012, include short-term Canadian government, US government and money market instruments.

iii.	Accounts receivable and other assets:

	September 30,	December 31,
	2012	2011
Trade receivables	$9.5	$20.2
Taxes recoverable	58.8	70.0
Prepaid expenses	114.6	48.8
VAT receivable	104.8	115.3
Other	40.0	55.1
	$327.7	$309.4

iv.	Inventories:

	September 30,	December 31,
	2012	2011
Ore in stockpiles(a)	$170.0	$146.6
Ore on leach pads (b)	314.1	220.8
In-process	42.3	35.3
Finished metal	100.3	108.3
Materials and supplies	592.0	562.2
	1,218.7	1,073.2
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(95.4)	(97.0)
	$1,123.3	$976.2

(a)
Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 (viii).

(b)
Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2027, Tasiast in 2020, Fort Knox in 2020, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 (viii).

v.	Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2012	$4,234.2	$7,389.7	$170.0	$11,793.9
Additions	1,079.5	367.2	-	1,446.7
Capitalized interest	46.0	25.7	-	71.7
Disposals (c)	(81.9)	(104.6)	-	(186.5)
Other	28.0	(31.1)	-	(3.1)
Balance at September 30, 2012	$5,305.8	$7,646.9	$170.0	$13,122.7

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2012	$(1,518.1)	$(1,316.4)	$-	$(2,834.5)
Depreciation, depletion and amortization	(227.5)	(280.2)	-	(507.7)
Disposals (c)	41.0	50.5	-	91.5
Other	(4.0)	6.0	-	2.0
Balance at September 30, 2012	$(1,708.6)	$(1,540.1)	$-	$(3,248.7)

Net book value	$3,597.2	$6,106.8	$170.0	$9,874.0

Amount included above as at September 30, 2012:
Assets under construction	$1,409.0	$500.5	$-	$1,909.5
Net book value of finance leases	$21.6	$-	$-	$21.6
Assets not being depreciated (a)	$1,725.8	$2,561.3	$170.0	$4,457.1

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At September 30, 2012, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold.

(c)	On June 28, 2012, the Company disposed of its interest in Crixás. See Note 4.

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2011	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	1,052.3	586.6	11.9	1,650.8
Acquisitions	-	-	3.8	3.8
Capitalized interest	7.3	19.2	-	26.5
Disposals	(64.2)	(8.7)	(0.4)	(73.3)
Transfers	-	369.6	(369.6)	-
Other	2.5	(3.5)	(3.2)	(4.2)
Balance at December 31, 2011	4,234.2	7,389.7	170.0	11,793.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2011	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Depreciation, depletion and amortization	(257.9)	(330.3)	-	(588.2)
Disposals	55.3	10.5	-	65.8
Other	(0.3)	(6.1)	-	(6.4)
Balance at December 31, 2011	(1,518.1)	(1,316.4)	-	(2,834.5)

Net book value	$2,716.1	$6,073.3	$170.0	$8,959.4

Amount included above as at December 31, 2011:
Assets under construction	$1,012.6	$549.7	$-	$1,562.3
Net book value of finance leases	$12.8	$-	$-	$12.8
Assets not being depreciated (a)	$1,118.6	$2,379.6	$170.0	$3,668.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2011, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold. Dvoinoye was transferred from pre-development properties to development and operating properties upon the declaration of proven and probable reserves as at the end of 2011.

Land, plant and equipment with a carrying amount of $208.7 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan. See Note 8 (iv).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Paracatu, Kupol, Chirano and Tasiast and had a weighted average rate of 1.4% and 4.6% during the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – 1.8% and 6.2%, respectively).

At September 30, 2012, $943.0 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2011 - $923.9 million).  During the nine months ended September 30, 2012, the Company acquired $nil of E&E assets, capitalized $19.1 million in E&E costs and transferred $nil from E&E assets to capitalized development.  The Company did not recognize any property, plant and equipment impairment related to E&E assets as at September 30, 2012 (December 31, 2011 - $nil).

During the three and nine months ended September 30, 2012, the Company expensed $8.6 million and $14.8 million (three and nine months ended September 30, 2011 – $6.2 million and $12.6 million), respectively, of exploration and evaluation expenditures. The Company had cash expenditures for exploration and evaluation included in operating cash flows for the three and nine months ended September 30, 2012 of $8.6 million and $14.8 million (three and nine months ended September 30, 2011 – $6.2 million and $12.6 million), respectively, and investing cash flows for the three and nine months ended September 30, 2012 of $10.7 million and $19.1 million (three and nine months ended September 30, 2011 – $24.1 million and $70.3 million), respectively.

The following table shows capitalized stripping costs included in development and operating properties for the nine months ended September 30, 2012 and year ended December 31, 2011:

	September 30, 2012
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total
Balance at January 1, 2012	$74.4	$97.2	$47.5	$54.1	$13.0	$37.7	$323.9
Additions	23.5	35.8	26.6	22.0	14.7	84.9	207.5
Amortization	(7.9)	(16.7)	(9.4)	(2.1)	(9.8)	(1.1)	(47.0)
Balance at September 30, 2012	$90.0	$116.3	$64.7	$74.0	$17.9	$121.5	$484.4

	December 31, 2011
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total
Balance at January 1, 2011	$78.2	$58.9	$-	$5.8	$2.4	$-	$145.3
Additions	11.1	49.8	48.7	49.7	14.5	38.0	211.8
Amortization	(14.9)	(11.5)	(1.2)	(1.4)	(3.9)	(0.3)	(33.2)
Balance at December 31, 2011	$74.4	$97.2	$47.5	$54.1	$13.0	$37.7	$323.9

vi.	Goodwill:

The goodwill allocated to the Company's cash generating units (“CGUs”) and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás(c)	Tasiast	Chirano	Other Operations (b)	Total

Cost
Balance at January 1, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	(80.5)	-	-	-	(80.5)
Balance at September 30, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$-	$4,620.4	$918.6	$282.2	$7,566.5

Accumulated impairment
Balance at January 1, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	42.5	-	-	-	42.5
Balance at September 30, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$-	$(2,490.1)	$(447.5)	$(105.5)	$(4,184.2)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$-	$2,130.3	$471.1	$176.7	$3,382.3

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás	Tasiast	Chirano	Other Operations(b)	Total

Cost
Balance at January 1, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss (a)	-	-	-	-	-	-	-	(2,490.1)	(447.5)	-	(2,937.6)
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

(a)	At December 31, 2011, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of goodwill at Tasiast and Chirano exceeded their recoverable amounts.
(b)	At September 30, 2012 and December 31, 2011, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $7.9 million.
(c)
On June 28, 2012, the Company disposed of its interest in Crixás. As a result, goodwill was reduced by $38.0 million which represents the carrying amount of goodwill previously allocated to Crixás. See Note 4.

vii.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	September 30, 2012		December 31, 2011
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Securities in an unrealized gain position	$52.1	$24.4	$46.5	$26.9
Securities in an unrealized loss position	23.6	(1.1)	32.9	(22.9)
	$75.7	$23.3	$79.4	$4.0

viii.	Deferred charges and other long-term assets:

	September 30,	December 31,
	2012	2011
Long-term portion of ore in stockpiles and ore on leach pads (a)	$95.4	$97.0
Deferred charges, net of amortization	8.1	7.3
Long-term receivables	152.8	97.4
Advances for the purchase of capital equipment	183.6	178.2
Other	42.4	26.5
	$482.3	$406.4

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

ix.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2012	2011
Trade payables	$113.8	$151.0
Accrued liabilities	388.6	353.3
Employee related accrued liabilities	89.1	71.0
	$591.5	$575.3

x.	Accumulated other comprehensive income (loss):

	Investments (a)	Financial derivatives (b)	Total
Balance at January 1, 2011	$71.1	$(250.4)	$(179.3)
Other comprehensive income (loss) before tax	(71.3)	118.7	47.4
Tax	4.2	30.0	34.2
Balance at January 1, 2012	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	18.6	105.2	123.8
Tax	0.7	(10.7)	(10.0)
Balance at September 30, 2012	$23.3	$(7.2)	$16.1

(a)	Balance at January 1, 2011 net of tax of $4.0 million
(b)	Balance at January 1, 2011 net of tax of $(0.3) million

Interim Consolidated Statements of Operations

xi.	Other income (expense) – net:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Gains (losses) on acquisition/disposition of investments - net:
Harry Winston (a)	$-	$-	$-	$30.9
Other investments	-	-	0.1	(0.9)
Gains (losses) on sale of other assets - net	(0.2)	0.3	(0.8)	1.7
Gains (losses) on acquisition/disposition of assets and investments - net	$(0.2)	$0.3	$(0.7)	$31.7
Impairment of investments (b)	-	-	(20.2)	-
Foreign exchange gains (losses)	3.5	(9.1)	(2.7)	12.8
Net non-hedge derivative gains (losses)	(7.1)	(3.4)	6.4	44.7
Other income (expense)	1.1	3.1	(1.7)	6.8
	$(2.7)	$(9.1)	$(18.9)	$96.0

(a)	On March 23, 2011, the Company sold its remaining interest in Harry Winston.
(b)	At June 30, 2012, the Company wrote-down certain of its available-for-sale investments.

xii.	Equity in losses of associates:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cerro Casale(a)	$(1.8)	$(1.4)	$(4.7)	$(1.4)

(a)	The Company holds a 25% interest in Cerro Casale and the investment is accounted for under the equity method.

xiii.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Accretion on reclamation and remediation obligation	$4.4	$5.1	$13.1	$15.7
Interest expense, including accretion on debt (a)	9.0	17.8	19.1	39.5
	$13.4	$22.9	$32.2	$55.2

(a)
During the three and nine months ended September 30, 2012, $25.9 million and $71.7 million (three and nine months ended September 30, 2011 - $1.9 million and $5.1 million), respectively, of interest was capitalized to property, plant and equipment. See Note 5(v).

Interest paid during the three and nine months ended September 30, 2012 was $27.6 million and $62.3 million, respectively (three and nine months ended September 30, 2011 - $4.6 million and $9.7 million, respectively).

6.   FINANCIAL INSTRUMENTS

Derivative instruments:

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the interim condensed consolidated balance sheet date.

The fair value of the embedded derivative related to the conversion option of the senior convertible note is based on pricing models which use a number of observable market-determined variables.

	September 30, 2012		December 31, 2011
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Interest rate contracts
Interest rate swaps(a)	$(3.6)	$(3.4)	$(0.1)	$-

Currency contracts
Foreign currency forward contracts(b)	(15.5)	(6.1)	(75.1)	(54.4)

Commodity contracts
Gold and silver forward contracts	-	-	-	(48.6)
Energy forward contracts(c)	2.9	2.3	1.6	1.3

Other contracts
Total return swap	0.8	-	(0.7)	-

Canadian dollar denominated common share purchase warrants liability	(6.9)	-	(18.6)	-

Senior convertible notes - conversion option	(0.1)	-	(2.6)	-

Total all contracts	$(22.4)	$(7.2)	$(95.5)	$(101.7)

Unrealized fair value of derivative assets
Current	17.1		2.8
Non-current	12.4		1.1
	$29.5		$3.9
Unrealized fair value of derivative liabilities
Current	(33.6)		(66.7)
Non-current	(18.3)		(32.7)
	$(51.9)		$(99.4)

Total net fair value	$(22.4)		$(95.5)

(a)	Of the total amount recorded in AOCI, $nil will be reclassified to net earnings within the next 12 months.
(b)	Of the total amount recorded in AOCI, $5.2 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(c)	Of the total amount recorded in AOCI, $(1.2) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the Paracatu term loan, maturing in February 2012. Under the contract, Kinross Brasil Mineração S.A., a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the three-year, floating rate term loan in August 2012 (see Note 8 (i)), the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.

Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and were measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the interim condensed consolidated statement of operations.  For the three and nine months ended September 30, 2012, the Company recognized a gain of $0.6 million and $11.7 million, respectively (three and nine months ended September 30, 2011 – a gain of $2.4 million and $27.2 million, respectively) in the interim condensed consolidated statement of operations.

Senior convertible notes - conversion option

The Company’s option to settle its convertible notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the interim condensed consolidated statement of operations.   For the three and nine months ended September 30, 2012, the Company recognized a gain of $0.1 million and $2.5 million, respectively (three and nine months ended September 30, 2011 – a loss of $4.1 million and a gain of $24.2 million, respectively) in the interim condensed consolidated statement of operations.

7.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges.  The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•     Ensure the Company has the capital and capacity to support a long-term growth strategy;
•     Provide investors with a superior rate of return on their invested capital;
•     Ensure compliance with all bank covenant ratios; and
•     Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements, other than the requirement to maintain a minimum tangible net worth under the terms of its revolving credit facility agreement, as disclosed in Note 8 (i).

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its debt to equity ratio as noted in the table below:

	September 30,	December 31,
	2012	2011
Long-term debt	$2,117.5	$1,600.4
Current portion of long-term debt	512.0	32.7
Total debt	2,629.5	1,633.1
Common shareholders' equity	12,839.5	12,390.4
Gross debt / common shareholders' equity ratio	20%	13%
Company target	0 – 30%	0 – 30%

8.	LONG-TERM DEBT AND CREDIT FACILIITIES

		September 30, 2012					December 31, 2011
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate revolving credit facility	(i)	Variable	$-	$-	$-	$-	$-	$-
Corporate term loan facility	(i)	Variable	1,000.0	(3.7)	996.3	996.3	22.4	22.3
Senior convertible notes	(ii)	1.75%	444.7	-	444.7	461.2	420.7	457.3
Senior notes	(iii)	3.625%-6.875%	993.3	(10.4)	982.9	1,020.5	981.4	986.1
Kupol loan	(iv)	Variable	200.0	(4.3)	195.7	195.7	194.1	194.1
Finance leases	(v)	Various	9.9	-	9.9	9.9	12.8	13.1
Crixás bank loan and other		Variable	-	-	-	-	1.7	1.7
			2,647.9	(18.4)	2,629.5	2,683.6	1,633.1	1,674.6
Less: current portion			(512.0)	-	(512.0)	(512.0)	(32.7)	(32.7)
Long-term debt			$2,135.9	$(18.4)	$2,117.5	$2,171.6	$1,600.4	$1,641.9

(a)    Includes transaction costs on debt financings.

i.	Corporate revolving credit and term loan facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan (corporate term loan facility) for the Paracatu property formed part of the amended revolving credit facility and has been repaid in full.

On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million.  On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back Mining Inc. (“Red Back”) acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

Effective August 17, 2012, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

As at September 30, 2012, the Company had drawn $46.6 million (December 31, 2011 – $55.5 million) on the amended revolving credit facility.  The amount drawn was entirely for letters of credit (December 31, 2011 – $55.5 million including drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid in full during the first quarter of 2012.

Also effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility matures August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2012, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing this term loan, the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% in respect of the term loan for the entire three year period. Based on the Company's current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and new unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,734.8 million and increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012, (previously $5,250.0 million starting December 31, 2010 and increasing by 50% of positive net income each quarter), and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at September 30, 2012.

ii.	Senior convertible notes

In January 2008, the Company completed a public offering of $460.0 million senior convertible notes due March 15, 2028, each in the amount of one thousand dollars.  The notes will pay interest semi-annually at a rate of 1.75% per annum.  The notes will be convertible, at the holder’s option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment.  Kinross received net proceeds of $449.9 million from the offering of convertible notes, after payment of the commissions of the initial purchasers and expenses of the offering.  The convertible notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible notes, (ii) the trading price of the convertible notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market.  The convertible notes will also be convertible on and after December 15, 2027.  The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes.  The redemption price will be equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest to the redemption date, if any.

iii.	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of  $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of  5.125% senior notes due 2021 and $250.0 million principal amount of  6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

iv.	Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $208.7 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan.

As at September 30, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to this loan.

v.	Finance leases

At September 30, 2012, the Company had finance lease obligations totaling $9.9 million (December 31, 2011 - $12.8 million). Repayments on the finance leases end in 2020.

vi.	Other

In November 2009, the Company entered into a Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million.

On June 15, 2012 the Company entered into a further amendment of the Letter of Credit guarantee facility to increase the amount from $136.0 million to $200.0 million and extend the maturity date to March 31, 2015. All other terms and conditions under this agreement remained the same. As at September 30, 2012, the amount outstanding under this facility was $164.1 million (December 31, 2011 - $135.1 million).

In addition, at September 30, 2012, the Company had approximately $40.5 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2012 and December 31, 2011, $nil was outstanding under such borrowings.

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2012	$598.6	$36.6	$635.2
Additions	-	4.7	4.7
Reductions	(12.4)	(7.7)	(20.1)
Reclamation spending	(8.7)	-	(8.7)
Accretion	13.3	-	13.3
Balance at September 30, 2012	$590.8	$33.6	$624.4

Current portion	32.9	0.3	33.2
Non-current portion	557.9	33.3	591.2
	$590.8	$33.6	$624.4

i.	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation.  The above table details the items that affect the reclamation and remediation obligations. The reduction reflects the elimination of the obligation related to the Crixás mine. See Note 4.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2012, letters of credit totaling $206.6 million (December 31, 2011 – $170.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

10.	COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2012 and year ended December 31, 2011 is as follows:

	Nine months ended September 30, 2012		Year ended December 31, 2011
	Number of shares	Amount ($)	Number of shares	Amount ($)
	('000's)		('000's)
Common shares
Balance at January 1,	1,137,732	$14,494.6	1,133,295	$14,414.2
Issued:
On acquisition of properties	-	-	223	3.8
Under employee share purchase plan	572	5.4	421	6.2
Under stock option and restricted share plan	1,183	20.0	1,405	26.2
Under Aurelian options	-	-	377	6.1
Under Bema options	-	-	22	0.3
Under Underworld options	62	1.1	28	0.6
Under Red Back options	155	2.9	1,850	35.6
Conversions:
Bema warrants	-	-	111	1.6
Balance, at end of period	1,139,704	$14,524.0	1,137,732	$14,494.6

Common share purchase warrants (a)
Balance at January 1,	45,454	$162.0	50,262	$162.2
Conversion of warrants	-	-	(111)	(0.2)
Expiry of warrants	-	-	(4,697)	-
Balance, at end of period	45,454	$162.0	45,454	$162.0
Total common share capital and common share purchase warrants		$14,686.0		$14,656.6

(a)   Amount includes only the value of the U.S. dollar denominated warrants.  Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 6).

i.	Dividends on common shares

The following summarizes dividends paid during the nine months ended September 30, 2012. There were no dividends declared but unpaid at September 30, 2012.

	Per share	Total amount ($ millions)
Dividends paid during the period:
Three months ended September 30, 2012	$0.08	$91.2
Three months ended March 31, 2012	$0.08	91.1
Total		$182.3

ii.	Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)	Canadian dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the nine months ended September 30, 2012 is as follows:

	Share equivalents of warrants ('000's)	Weighted average exercise price (CDN$/warrant)
Balance at January 1, 2012	19,695	$32.00
Issued	-	-
Exercised	-	-
Balance at September 30, 2012	19,695	$32.00

These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 6).

(b)	U.S. dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the nine months ended September 30, 2012 is as follows:

	Share equivalents of warrants ('000's)	Weighted average exercise price ($/warrant)
Balance at January 1, 2012	25,759	$21.30
Issued	-	-
Exercised	-	-
Balance at September 30, 2012	25,759	$21.30

11.	SHARE-BASED PAYMENTS

i.	Stock option plan

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2012:

Canadian $ denominated options
	Nine months ended September 30, 2012
	Number of options (000's	)	Weighted average exercise price (CDN$)
Balance at January 1	13,728		$15.85
Granted	4,808		9.78
Exercised	(217)		4.96
Forfeited	(518)		16.05
Expired	(1,800)		20.83
Outstanding at end of period	16,001		$13.61

Exercisable at end of period	10,063		$14.82

The following weighted average assumptions were used in computing the fair value of stock options granted during the nine months ended September 30, 2012:

2012
Black-Scholes weighted-average assumptions:
Weighted average share price (CDN$)	$9.78
Expected dividend yield	1.67%
Expected volatility	43.2%
Risk-free interest rate	1.4%
Estimated forfeiture rate	3.0%
Expected option life in years	4.5
Weighted average fair value per stock option granted (CDN$)	$3.16

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.	Restricted share unit plan

The following table summarizes information about the restricted share unit plan outstanding at September 30, 2012:

	Nine months ended September 30, 2012
	Number of units (000's)	Weighted average exercise price (CDN$/unit)
Balance at January 1	2,554	$17.43
Granted	3,247	10.44
Reinvested	65	12.83
Redeemed	(1,167)	17.91
Forfeited	(665)	12.72
Outstanding at end of period	4,034	$12.37

iii.	Restricted performance share unit plan

The following table summarizes information about the restricted performance share unit plan outstanding at September 30, 2012:

	Nine months ended September 30, 2012
	Number of units (000's)	Weighted average exercise price (CDN$/unit)
Balance at January 1	548	$17.38
Granted	770	10.75
Reinvested	17	13.26
Redeemed	(16)	22.65
Forfeited	(372)	14.63
Outstanding at end of period	947	$12.91

iv.	Deferred share unit plan (“DSU”)

Nine months ended September 30, 2012
DSUs granted (000's)	119
Weighted average grant-date fair value per unit (CDN$)	$9.30

There were 411,140 DSUs outstanding, for which the Company had recognized a liability of $4.2 million as at September 30, 2012 (December 31, 2011 - $3.6 million).

v.	Employee share purchase plan

The number of shares issued by the Company and the average price per share for the nine months ended September 30, 2012 are as follows:

Nine months ended September 30, 2012
Common shares issued (000's)	572
Average price of shares issued ($/unit)	$9.45

12.	EARNINGS PER SHARE

Basic and diluted net earnings from continuing operations attributable to common shareholders of Kinross for the three and nine months ended September 30, 2012 was $224.9 million and $440.3 million, respectively (three and nine months ended September 30, 2011 - $207.1 million and $697.6 million, respectively). Basic and diluted net earnings attributable to common shareholders of Kinross for the three and nine months ended September 30, 2012 was $224.9 million and $484.2 million, respectively (three and nine months ended September 30, 2011 - $212.6 million and $710.1 million, respectively).

(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Basic weighted average shares outstanding:	1,139,358	1,136,687	1,138,800	1,135,506
Weighted average shares dilution adjustments:
Stock options (a)	997	2,539	1,128	2,690
Restricted shares	4,068	2,619	3,970	2,605
Performance shares	1,127	556	1,072	487
Common share purchase warrants (a)	-	-	-	11
Diluted weighted average shares outstanding	1,145,550	1,142,401	1,144,970	1,141,299

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	11,597	5,858	12,134	7,744
Common share purchase warrants	45,455	48,978	45,455	49,756
Convertible notes	52,842	27,639	48,827	28,543

(a)
Dilutive stock options and warrants were determined using the Company’s average share price for the period.  For the three and nine months ended September 30, 2012, the average share price used was $8.71 and $9.42, respectively (three and nine months ended September 30, 2011: $16.64 and $16.12 per share, respectively).

(b)	These adjustments were excluded, as they were anti-dilutive.

13.	INCOME TAX EXPENSE

During the first and third quarters of 2012, the Ghanaian and Chilean corporate income tax rates were increased from 25% to 35% and 17% to 20%, respectively. As a result, these higher rates were applied to taxable temporary differences relating to our Ghanaian and Chilean operations, which increased deferred tax liabilities and deferred income tax expense by $116.5 million, which has been recorded in income tax expense of $419.6 million for the nine months ended September 30, 2012.

14.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds.  These have been identified as non-operating segments.  There are no material intersegment transactions. Finance income, finance expense, other income (expense) - net, and equity in gains (losses) of associates are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  As a result, Crixás is no longer a reportable segment, and is considered a discontinued operation. See Note 4.

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments(a)
Three months ended September 30, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Revenue
Metal sales	$165.1	87.9	173.9	70.9	76.4	270.3	72.8	77.9	114.5	-	-	$1,109.7
Cost of sales
Production cost of sales	64.9	32.2	92.0	45.9	40.0	76.5	20.7	32.2	51.3	-	-	455.7
Depreciation, depletion and amortization	25.7	6.6	20.0	12.2	4.9	30.1	21.7	18.6	39.5	-	2.3	181.6
Total cost of sales	90.6	38.8	112.0	58.1	44.9	106.6	42.4	50.8	90.8	-	2.3	637.3
Gross profit (loss)	$74.5	49.1	61.9	12.8	31.5	163.7	30.4	27.1	23.7	-	(2.3)	$472.4
Other operating costs	-	-	3.3	-	5.8	0.6	0.1	8.1	0.1	0.1	2.0	20.1
Exploration and business development	3.6	-	(0.3)	(0.1)	0.1	9.0	4.7	11.1	1.9	1.1	25.8	56.9
General and administrative	-	-	-	-	-	1.3	-	-	-	-	51.0	52.3
Operating earnings (loss)	$70.9	49.1	58.9	12.9	25.6	152.8	25.6	7.9	21.7	(1.2)	(81.1)	$343.1
Other expense – net												(2.7)
Equity in losses of associates												(1.8)
Finance income												1.5
Finance expense												(13.4)
Earnings from continuing operations before taxes												$326.7
Earnings from discontinued operations before taxes (d)												$-

	Operating segments									Non-operating segments(a)
Three months ended September 30, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)(c)	Total
Revenue
Metal sales	$130.7	91.3	229.9	46.9	99.2	171.5	72.5	81.9	117.1	-	-	$1,041.0

Cost of sales
Production cost of sales	53.8	35.2	89.7	32.1	30.2	58.4	19.5	40.8	50.5	-	-	410.2
Depreciation, depletion and amortization	15.4	8.8	16.9	6.6	5.5	25.7	17.5	18.4	23.6	-	1.3	139.7
Total cost of sales	69.2	44.0	106.6	38.7	35.7	84.1	37.0	59.2	74.1	-	1.3	549.9
Gross profit (loss)	$61.5	47.3	123.3	8.2	63.5	87.4	35.5	22.7	43.0	-	(1.3)	$491.1
Other operating costs (income)	0.5	0.9	(0.1)	0.1	0.3	0.1	(0.3)	1.6	0.3	0.1	5.1	8.6
Exploration and business development	2.9	0.4	-	2.1	-	5.8	2.1	4.3	3.2	0.3	16.4	37.5
General and administrative	-	-	-	-	-	0.1	-	-	-	0.1	36.0	36.2
Operating earnings (loss)	$58.1	46.0	123.4	6.0	63.2	81.4	33.7	16.8	39.5	(0.5)	(58.8)	$408.8
Other expense – net												(9.1)
Equity in losses of associates												(1.4)
Finance income												1.7
Finance expense												(22.9)
Earnings from continuing operations before taxes												$377.1
Earnings from discontinued operations before taxes (d)												$9.7

(a) Non-operating segments include development properties.
(b) Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).
(c) As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(d) On June 28, 2012, the Company disposed of its interest in Crixás. Earnings include the pre-tax gain on disposal. See Note 4.

	Operating segments									Non-operating segments (a)
Nine months ended September 30, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Revenue
Metal sales	$384.4	246.8	550.2	193.2	290.3	685.9	203.9	221.3	348.5	-	-	$3,124.5
Cost of sales
Production cost of sales	171.4	104.1	305.6	126.1	128.2	210.9	60.2	112.6	154.1	-	-	1,373.2
Depreciation, depletion and amortization	46.1	22.8	53.8	22.9	16.7	83.1	58.8	52.3	118.2	-	6.6	481.3
Total cost of sales	217.5	126.9	359.4	149.0	144.9	294.0	119.0	164.9	272.3	-	6.6	1,854.5
Gross profit (loss)	$166.9	119.9	190.8	44.2	145.4	391.9	84.9	56.4	76.2	-	(6.6)	$1,270.0
Other operating costs (income)	-	-	2.7	0.1	6.0	0.8	(0.1)	17.9	1.7	0.2	13.1	42.4
Exploration and business development	6.0	1.0	0.3	5.5	0.5	19.1	14.3	61.1	8.2	2.5	68.3	186.8
General and administrative	-	-	-	-	-	3.6	-	-	-	-	132.4	136.0
Operating earnings (loss)	$160.9	118.9	187.8	38.6	138.9	368.4	70.7	(22.6)	66.3	(2.7)	(220.4)	$904.8
Other expense – net												(18.9)
Equity in losses of associates												(4.7)
Finance income												3.6
Finance expense												(32.2)
Earnings from continuing operations before taxes												$852.6
Earnings from discontinued operations before taxes (d)												$112.7

	Operating segments									Non-operating segments(a)
Nine months ended September 30, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)(c)	Total
Revenue
Metal sales	$337.8	220.8	524.3	197.8	274.4	636.8	207.8	223.6	299.4	-	-	$2,922.7

Cost of sales
Production cost of sales	146.8	102.8	241.3	110.1	83.3	193.0	55.7	101.0	136.7	-	-	1,170.7
Depreciation, depletion and amortization	47.6	22.6	45.6	25.2	14.4	102.2	59.3	48.7	67.1	-	4.0	436.7
Total cost of sales	194.4	125.4	286.9	135.3	97.7	295.2	115.0	149.7	203.8	-	4.0	1,607.4
Gross profit (loss)	$143.4	95.4	237.4	62.5	176.7	341.6	92.8	73.9	95.6	-	(4.0)	$1,315.3
Other operating costs (income)	0.6	0.9	1.9	0.1	0.4	0.5	(2.1)	2.8	1.2	0.2	15.1	21.6
Exploration and business development	5.7	0.6	0.1	4.6	0.1	6.4	4.6	9.5	6.5	2.3	47.0	87.4
General and administrative	-	-	0.7	-	-	0.2	-	-	-	0.2	118.5	119.6
Operating earnings (loss)	$137.1	93.9	234.7	57.8	176.2	334.5	90.3	61.6	87.9	(2.7)	(184.6)	$1,086.7
Other income – net												96.0
Equity in losses of associates												(1.4)
Finance income												5.4
Finance expense												(55.2)
Earnings from continuing operations before taxes												$1,131.5
Earnings from discontinued operations before taxes (d)												$20.4

(a) Non-operating segments include development properties.
(b) Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).
(c) As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(d) On June 28, 2012, the Company disposed of its interest in Crixás. Earnings include the pre-tax gain on disposal. See Note 4.

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Discontinued operations (e)	Total
Property, plant and equipment at:
September 30, 2012	$441.4	230.5	1,766.9	201.0	593.8	1,144.3	116.7	2,937.3	1,151.8	690.2	600.1	-	$9,874.0

Total assets at:
September 30, 2012	$630.3	338.5	2,074.5	478.5	983.0	2,218.1	155.6	5,641.4	1,808.6	698.6	2,965.9	-	$17,993.0

Capital expenditures for three months ended September 30, 2012(d)	$21.9	12.9	77.9	26.2	27.6	58.6	1.0	169.2	15.0	10.3	8.5	-	$429.1

Capital expenditures for nine months ended September 30, 2012(d)	$96.2	49.0	236.2	64.4	122.2	145.5	4.8	633.6	59.5	52.0	47.6	7.4	$1,518.4

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)(c)	Discontinued operations (e)	Total
Property, plant and equipment at:
December 31, 2011	$394.8	203.4	1,586.0	162.2	490.8	1,076.9	171.2	2,370.6	1,210.3	638.2	560.1	94.9	$8,959.4

Total assets at:
December 31, 2011	$547.1	311.8	1,884.8	475.4	870.6	1,937.0	207.5	4,930.6	1,922.6	647.4	2,610.8	163.2	$16,508.8

Capital expenditures for three months ended September 30, 2011	$26.8	9.6	105.9	17.4	29.9	57.2	3.9	88.3	19.5	18.4	12.7	5.4	$395.0

Capital expenditures for nine months ended September 30, 2011	$75.1	26.0	207.8	41.4	115.3	159.6	10.4	264.6	65.7	50.7	34.7	15.2	$1,066.5

(a) Non-operating segments include development properties.
(b) Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).
(c) As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.

(d) Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the Interim Condensed Consolidated Statement of Cash Flows are presented on a cash basis.

(e) On June 28, 2012, the Company disposed of its interest in Crixás. See Note 4.

15.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the Defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  Defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss is scheduled for November 30, 2012.  Defendants intend to vigorously defend against the Amended U.S. Complaint and believe it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Subsequent to the service of the statement of claim in the Second Ontario action, it came to Kinross’ attention that the same law firm that acts for the plaintiff in the Second Ontario Action had filed statements of claim making virtually identical allegations against the same defendants on behalf of the same proposed class with the Supreme Court of British Columbia and the Court of Queen’s Bench of Alberta (the “Parallel British Columbia and Alberta Actions”).  The firms representing the plaintiffs in the First Ontario Action and the Second Ontario Action reached an agreement on carriage whereby the First Ontario Action will proceed and the Second Ontario Action and the Parallel British Columbia and Alberta Actions will be discontinued. This agreement was disclosed to the Ontario Court on July 16, 2012.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

16.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Kinross Gold U.S.A., Inc., Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at September 30, 2012 and December 31, 2011 and the consolidating statements of operations, statements of comprehensive income and statements of cash flows for the nine months ended September 30, 2012 and 2011. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at September 30, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$377.5	$370.6	$-	$748.1	$591.6	$-	$1,339.7
Restricted cash	15.5	3.0	-	18.5	42.6	-	61.1
Short-term investments	749.6	-	-	749.6	-	-	749.6
Accounts receivable and other assets	6.1	166.4	-	172.5	155.2	-	327.7
Intercompany receivables	488.6	2,462.9	(652.3)	2,299.2	4,139.1	(6,438.3)	-
Inventories	-	469.2	-	469.2	654.1	-	1,123.3
Unrealized fair value of derivative assets	4.3	12.8	-	17.1	-	-	17.1
	1,641.6	3,484.9	(652.3)	4,474.2	5,582.6	(6,438.3)	3,618.5
Non-current assets
Property, plant and equipment	16.4	3,318.3	-	3,334.7	6,539.3	-	9,874.0
Goodwill	-	424.5	-	424.5	2,957.8	-	3,382.3
Long-term investments	55.3	1.3	-	56.6	19.1	-	75.7
Investments in associates	-	-	-	-	514.5	-	514.5
Intercompany investments	13,051.2	5,157.3	(9,027.0)	9,181.5	7,483.5	(16,665.0)	-
Unrealized fair value of derivative assets	2.7	9.7	-	12.4	-	-	12.4
Deferred charges and other long-term assets	7.9	144.6	-	152.5	329.8	-	482.3
Long-term intercompany receivables	1,395.1	762.3	(1,450.1)	707.3	1,487.6	(2,194.9)	-
Deferred tax assets	-	35.9	-	35.9	(2.6)	-	33.3
Total assets	$16,170.2	$13,338.8	$(11,129.4)	$18,379.6	$24,911.6	$(25,298.2)	$17,993.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$47.1	$243.2	$-	$290.3	$301.2	$-	$591.5
Intercompany payables	216.9	1,760.1	(796.6)	1,180.4	5,247.0	(6,427.4)	-
Current tax payable	0.4	48.3	-	48.7	29.6	-	78.3
Current portion of long-term debt	444.6	6.8	-	451.4	60.6	-	512.0
Current portion of provisions	-	24.4	-	24.4	8.8	-	33.2
Current portion of unrealized fair value of derivative liabilities	6.9	26.7	-	33.6	-	-	33.6
	715.9	2,109.5	(796.6)	2,028.8	5,647.2	(6,427.4)	1,248.6
Non-current liabilities
Long-term debt	1,979.3	-	-	1,979.3	138.2	-	2,117.5
Provisions	9.7	426.7	-	436.4	154.8	-	591.2
Unrealized fair value of derivative liabilities	3.6	14.7	-	18.3	-	-	18.3
Other long-term liabilities	1.3	82.8	-	84.1	50.1	-	134.2
Long-term intercompany payables	620.9	1,540.6	(1,305.8)	855.7	1,350.1	(2,205.8)	-
Deferred tax liabilities	-	137.5	-	137.5	833.2	-	970.7
Total liabilities	3,330.7	4,311.8	(2,102.4)	5,540.1	8,173.6	(8,633.2)	5,080.5

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,686.0	$3,449.0	$(3,449.0)	$14,686.0	$18,080.5	$(18,080.5)	$14,686.0
Contributed surplus	85.4	82.8	(82.8)	85.4	1,319.8	(1,319.8)	85.4
Retained earnings (accumulated deficit)	(1,948.0)	5,498.6	(5,498.6)	(1,948.0)	(2,735.0)	2,735.0	(1,948.0)
Accumulated other comprehensive income (loss)	16.1	(3.4)	3.4	16.1	(0.3)	0.3	16.1
Total common shareholders' equity	12,839.5	9,027.0	(9,027.0)	12,839.5	16,665.0	(16,665.0)	12,839.5
Non-controlling interest	-	-	-	-	73.0	-	73.0
Total equity	12,839.5	9,027.0	(9,027.0)	12,839.5	16,738.0	(16,665.0)	12,912.5

Total liabilities and equity	$16,170.2	$13,338.8	$(11,129.4)	$18,379.6	$24,911.6	$(25,298.2)	$17,993.0

Consolidating balance sheet as at December 31, 2011

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$1,062.7	$232.0	$-	$1,294.7	$471.3	$-	$1,766.0
Restricted cash	15.5	4.2	-	19.7	42.4	-	62.1
Short-term investments	-	-	-	-	1.3	-	1.3
Accounts receivable and other assets	4.6	148.8	-	153.4	156.0	-	309.4
Intercompany receivables	430.5	2,392.6	(893.4)	1,929.7	4,045.2	(5,974.9)	-
Inventories	-	368.2	-	368.2	608.0	-	976.2
Unrealized fair value of derivative assets	0.2	2.6	-	2.8	-	-	2.8
	1,513.5	3,148.4	(893.4)	3,768.5	5,324.2	(5,974.9)	3,117.8
Non-current assets
Property, plant and equipment	15.4	2,953.2	-	2,968.6	5,990.8	-	8,959.4
Goodwill	-	424.5	-	424.5	2,995.8	-	3,420.3
Long-term investments	56.8	1.4	-	58.2	21.2	-	79.4
Investments in associates	-	-	-	-	502.5	-	502.5
Intercompany investments	12,283.7	5,168.9	(8,538.0)	8,914.6	6,992.2	(15,906.8)	-
Unrealized fair value of derivative assets	-	1.1	-	1.1	-	-	1.1
Deferred charges and other long-term assets	3.6	166.6	-	170.2	236.2	-	406.4
Long-term intercompany receivables	1,391.0	1,330.2	(1,341.1)	1,380.1	1,972.0	(3,352.1)	-
Deferred tax assets	-	24.3	-	24.3	(2.4)	-	21.9
Total assets	$15,264.0	$13,218.6	$(10,772.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.3	$218.0	$-	$292.3	$283.0	$-	$575.3
Intercompany payables	334.0	2,059.8	(981.4)	1,412.4	4,550.6	(5,963.0)	-
Current tax payable	-	44.4	-	44.4	38.5	-	82.9
Current portion of long-term debt	(0.3)	32.2	-	31.9	0.8	-	32.7
Current portion of provisions	-	28.0	-	28.0	10.1	-	38.1
Current portion of unrealized fair value of derivative liabilities	21.3	45.4	-	66.7	-	-	66.7
	429.3	2,427.8	(981.4)	1,875.7	4,883.0	(5,963.0)	795.7
Non-current liabilities
Long-term debt	1,402.1	3.2	-	1,405.3	195.1	-	1,600.4
Provisions	13.2	416.9	-	430.1	167.0	-	597.1
Unrealized fair value of derivative liabilities	3.0	29.7	-	32.7	-	-	32.7
Other long-term liabilities	1.2	79.0	-	80.2	52.9	-	133.1
Long-term intercompany payables	1,024.8	1,637.0	(1,253.1)	1,408.7	1,955.3	(3,364.0)	-
Deferred tax liabilities	-	87.0	-	87.0	792.1	-	879.1
Total liabilities	2,873.6	4,680.6	(2,234.5)	5,319.7	8,045.4	(9,327.0)	4,038.1

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,656.6	$3,246.8	$(3,246.8)	$14,656.6	$17,617.2	$(17,617.2)	$14,656.6
Contributed surplus	81.4	82.8	(82.8)	81.4	1,137.7	(1,137.7)	81.4
Retained earnings (accumulated deficit)	(2,249.9)	5,254.1	(5,254.1)	(2,249.9)	(2,792.3)	2,792.3	(2,249.9)
Accumulated other comprehensive income (loss)	(97.7)	(45.7)	45.7	(97.7)	(55.8)	55.8	(97.7)
Total common shareholders' equity	12,390.4	8,538.0	(8,538.0)	12,390.4	15,906.8	(15,906.8)	12,390.4
Non-controlling interest	-	-	-	-	80.3	-	80.3
Total equity	12,390.4	8,538.0	(8,538.0)	12,390.4	15,987.1	(15,906.8)	12,470.7

Total liabilities and equity	$15,264.0	$13,218.6	$(10,772.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

Consolidating statement of operations for the nine months ended September 30, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$1,660.9	$-	$1,660.9	$1,463.6	$-	$3,124.5

Cost of sales
Production cost of sales	-	830.9	-	830.9	542.3	-	1,373.2
Depreciation, depletion and amortization	4.8	192.1	-	196.9	284.4	-	481.3
Total cost of sales	4.8	1,023.0	-	1,027.8	826.7	-	1,854.5
Gross profit (loss)	(4.8)	637.9	-	633.1	636.9	-	1,270.0
Other operating costs	3.8	10.0	-	13.8	28.6	-	42.4
Exploration and business development	28.6	28.4	-	57.0	129.8	-	186.8
General and administrative	97.4	17.8	-	115.2	20.8	-	136.0
Operating earnings (loss)	(134.6)	581.7	-	447.1	457.7	-	904.8
Other income (expense) - net	10.7	(6.1)	-	4.6	701.8	(725.3)	(18.9)
Equity in gains (losses) of associates and intercompany investments	555.6	15.4	(370.9)	200.1	(4.7)	(200.1)	(4.7)
Finance income	21.4	3.0	(19.3)	5.1	9.9	(11.4)	3.6
Finance expense	(8.9)	(35.7)	19.3	(25.3)	(18.3)	11.4	(32.2)
Earnings before taxes	444.2	558.3	(370.9)	631.6	1,146.4	(925.4)	852.6
Income tax expense - net	(5.4)	(187.4)	-	(192.8)	(226.8)	-	(419.6)
Earnings from continuing operations after tax	438.8	370.9	(370.9)	438.8	919.6	(925.4)	433.0
Earnings from discontinued operations after tax	45.4	(3.4)	3.4	45.4	48.8	(50.3)	43.9
Net earnings	$484.2	$367.5	$(367.5)	$484.2	$968.4	$(975.7)	$476.9
Net earnings from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(7.3)	$-	$(7.3)
Common shareholders	$438.8	$370.9	$(370.9)	$438.8	$926.9	$(925.4)	$440.3
Net earnings attributable to:
Non-controlling interest	$-	$-	$-	$-	$(7.3)	$-	$(7.3)
Common shareholders	$484.2	$367.5	$(367.5)	$484.2	$975.7	$(975.7)	$484.2

Consolidating statement of operations for the nine months ended September 30, 2011

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$1,515.1	$-	$1,515.1	$1,407.6	$-	$2,922.7

Cost of sales
Production cost of sales	-	653.2	-	653.2	517.5	-	1,170.7
Depreciation, depletion and amortization	3.7	185.9	-	189.6	247.1	-	436.7
Total cost of sales	3.7	839.1	-	842.8	764.6	-	1,607.4
Gross profit (loss)	(3.7)	676.0	-	672.3	643.0	-	1,315.3
Other operating costs	10.5	4.5	-	15.0	6.6	-	21.6
Exploration and business development	19.5	21.7	-	41.2	46.2	-	87.4
General and administrative	90.9	20.4	-	111.3	8.3	-	119.6
Operating earnings (loss)	(124.6)	629.4	-	504.8	581.9	-	1,086.7
Other income (expense) - net	207.2	(27.5)	-	179.7	(72.5)	(11.2)	96.0
Equity in gains (losses) of associates and intercompany investments	645.6	243.0	(614.7)	273.9	(1.4)	(273.9)	(1.4)
Finance income	5.3	3.5	(0.1)	8.7	17.7	(21.0)	5.4
Finance expense	(36.0)	(19.9)	0.1	(55.8)	(20.4)	21.0	(55.2)
Earnings before taxes	697.5	828.5	(614.7)	911.3	505.3	(285.1)	1,131.5
Income tax expense - net	(5.1)	(213.8)	-	(218.9)	(157.4)	-	(376.3)
Earnings from continuing operations after tax	692.4	614.7	(614.7)	692.4	347.9	(285.1)	755.2
Earnings from discontinued operations after tax	17.7	-	-	17.7	17.7	(22.9)	12.5
Net earnings	$710.1	$614.7	$(614.7)	$710.1	$365.6	$(308.0)	$767.7
Net earnings from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$57.6	$-	$57.6
Common shareholders	$692.4	$614.7	$(614.7)	$692.4	$290.3	$(285.1)	$697.6
Net earnings attributable to:
Non-controlling interest	$-	$-	$-	$-	$57.6	$-	$57.6
Common shareholders	$710.1	$614.7	$(614.7)	$710.1	$308.0	$(308.0)	$710.1

Consolidating statement of comprehensive income for the nine months ended September 30, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings	$484.2	$367.5	$(367.5)	$484.2	$968.4	$(975.7)	$476.9

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(0.5)	1.2	-	0.7	(1.5)	-	(0.8)
Reclassification to earnings for impairment charges	11.7	-	-	11.7	8.5	-	20.2
Accumulated other comprehensive income related to investments sold (b)	(0.1)	-	-	(0.1)	-	-	(0.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	4.9	29.6	-	34.5	-	-	34.5
Accumulated other comprehensive income related to derivatives settled (d)	0.1	11.2	-	11.3	48.7	-	60.0
	16.1	42.0	-	58.1	55.7	-	113.8
Equity in other comprehensive income of associates and intercompany investments	97.7	0.3	(42.3)	55.7	-	(55.7)	-
Total comprehensive income	$598.0	$409.8	$(409.8)	$598.0	$1,024.1	$(1,031.4)	$590.7

Comprehensive income from continuing operations	$552.6	$413.2	$(413.2)	$552.6	$975.3	$(981.1)	$546.8
Comprehensive income (loss) from discontinued operations	45.4	(3.4)	3.4	45.4	48.8	(50.3)	43.9
Comprehensive income	$598.0	$409.8	$(409.8)	$598.0	$1,024.1	$(1,031.4)	$590.7
Attributable to non-controlling interest	$-	$-	$-	$-	$(7.3)	$-	$(7.3)
Attributable to common shareholders	$598.0	$409.8	$(409.8)	$598.0	$1,031.4	$(1,031.4)	$598.0

(a) Net of tax of	(0.3)	-	-	(0.3)	(0.4)	-	(0.7)
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	4.1	-	4.1	-	-	4.1
(d) Net of tax of	-	6.6	-	6.6	-	-	6.6

Consolidating statement of comprehensive income for the nine months ended September 30, 2011

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings	$710.1	$614.7	$(614.7)	$710.1	$365.6	$(308.0)	$767.7

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(7.3)	(1.8)	-	(9.1)	(27.2)	-	(36.3)
Reclassification to earnings for impairment charges	-	-	-	-	-	-	-
Accumulated other comprehensive income related to investments sold (b)	(30.0)	-	-	(30.0)	-	-	(30.0)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(4.5)	(55.1)	-	(59.6)	(19.9)	-	(79.5)
Accumulated other comprehensive income related to derivatives settled (d)	(5.1)	(16.7)	-	(21.8)	179.4	-	157.6
	(46.9)	(73.6)	-	(120.5)	132.3	-	11.8
Equity in other comprehensive income of associates and intercompany investments	58.7	(10.0)	83.6	132.3	-	(132.3)	-
Total comprehensive income	$721.9	$531.1	$(531.1)	$721.9	$497.9	$(440.3)	$779.5

Comprehensive income from continuing operations	$704.2	$531.1	$(531.1)	$704.2	$480.2	$(417.4)	$767.0
Comprehensive income (loss) from discontinued operations	17.7	-	-	17.7	17.7	(22.9)	12.5
Comprehensive income	$721.9	$531.1	$(531.1)	$721.9	$497.9	$(440.3)	$779.5
Attributable to non-controlling interest	$-	$-	$-	$-	$57.6	$-	$57.6
Attributable to common shareholders	$721.9	$531.1	$(531.1)	$721.9	$440.3	$(440.3)	$721.9

(a) Net of tax of	(0.9)	-	-	(0.9)	(2.8)	-	(3.7)
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	(19.8)	-	(19.8)	-	-	(19.8)
(d) Net of tax of	-	(10.8)	-	(10.8)	-	-	(10.8)

Consolidating statement of cash flows for the nine months ended September 30, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings from continuing operations	$438.8	$370.9	$(370.9)	$438.8	$919.6	$(925.4)	$433.0
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	4.8	192.1	-	196.9	284.4	-	481.3
(Gains) losses on acquisition/disposition of assets and investments - net	(0.1)	(0.2)	-	(0.3)	1.0	-	0.7
Equity in (gains) losses of associates and intercompany investments	(555.6)	(15.4)	370.9	(200.1)	4.7	200.1	4.7
Non-hedge derivative (gains) losses - net	(14.2)	-	-	(14.2)	7.8	-	(6.4)
Settlement of derivative instruments	-	(0.2)	-	(0.2)	48.7	-	48.5
Share-based compensation expense	28.8	-	-	28.8	-	-	28.8
Accretion expense	2.8	11.3	-	14.1	5.6	-	19.7
Deferred tax (recovery) expense	0.3	29.4	-	29.7	55.7	-	85.4
Foreign exchange (gains) losses and other	8.8	1.3	-	10.1	(31.5)	-	(21.4)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.3)	(27.3)	-	(29.6)	(25.2)	-	(54.8)
Inventories	-	(71.6)	-	(71.6)	(87.0)	-	(158.6)
Accounts payable and accrued liabilities	(16.3)	135.3	-	119.0	121.3	-	240.3
Cash flow provided from operating activities	(104.2)	625.6	-	521.4	1,305.1	(725.3)	1,101.2
Income taxes paid	(4.7)	(128.6)	-	(133.3)	(145.2)	-	(278.5)
Net cash flow of continuing operations provided from operating activities	(108.9)	497.0	-	388.1	1,159.9	(725.3)	822.7
Net cash flow of discontinued operations provided from (used in) operating activities	-	-	-	-	(47.6)	-	(47.6)
Investing:
Additions to property, plant and equipment	(6.8)	(529.4)	-	(536.2)	(876.4)	-	(1,412.6)
Net proceeds from the sale of long-term investments and other assets	0.2	-	-	0.2	-	-	0.2
Additions to long-term investments and other assets	(1.3)	-	-	(1.3)	(16.8)	-	(18.1)
Net proceeds from the sale of property, plant and equipment	-	0.2	-	0.2	0.2	-	0.4
Disposals (additions) of short-term investments	(749.6)	-	-	(749.6)	1.3	-	(748.3)
Note received from Harry Winston	-	-	-	-	-	-	-
Increase (decrease) in restricted cash	-	1.2	-	1.2	(6.2)	-	(5.0)
Interest received	0.8	0.4	-	1.2	2.1	-	3.3
Other	-	(0.2)	-	(0.2)	0.4	-	0.2
Net cash flow of continuing operations provided from (used in) investing activities	(756.7)	(527.8)	-	(1,284.5)	(895.4)	-	(2,179.9)
Net cash flow of discontinued operations provided from (used in) investing activities	-	-	-	-	198.9	-	198.9
Financing:
Issuance of common shares on exercise of options and warrants	4.7	-	-	4.7	-	-	4.7
Acquisition of CMGC 25% non-controlling interest	-	-	-	-	-	-	-
Proceeds from issuance of debt	996.1	438.7	-	1,434.8	2.3	-	1,437.1
Repayment of debt	-	(467.4)	-	(467.4)	(0.1)	-	(467.5)
Interest paid	(1.4)	(0.6)	-	(2.0)	(4.5)	-	(6.5)
Dividends received from / (paid to) common shareholders	122.7	(98.0)	-	24.7	(932.3)	725.3	(182.3)
Settlement of derivative instruments	-	-	-	-	-	-	-
Intercompany advances and other	(941.7)	296.7	-	(645.0)	640.0	-	(5.0)
Net cash flow of continuing operations provided from (used in) financing activities	180.4	169.4	-	349.8	(294.6)	725.3	780.5
Net cash flow of discontinued operations used in financing activities	-	-	-	-	(0.6)	-	(0.6)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(0.3)	-	(0.3)
Increase (decrease) in cash and cash equivalents	(685.2)	138.6	-	(546.6)	120.3	-	(426.3)
Cash and cash equivalents, beginning of period	1,062.7	232.0	-	1,294.7	471.3	-	1,766.0
Cash and cash equivalents, end of period	$377.5	$370.6	$-	$748.1	$591.6	$-	$1,339.7

Consolidating statement of cash flows for the nine months ended September 30, 2011

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings from continuing operations	$692.4	$614.7	$(614.7)	$692.4	$347.9	$(285.1)	$755.2
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.7	185.9	-	189.6	247.1	-	436.7
(Gains) losses on acquisition/disposition of assets and investments - net	(30.3)	(1.6)	-	(31.9)	0.2	-	(31.7)
Equity in (gains) losses of associates and intercompany investments	(645.6)	(243.0)	614.7	(273.9)	1.4	273.9	1.4
Non-hedge derivative (gains) losses - net	(150.7)	37.7	-	(113.0)	68.3	-	(44.7)
Settlement of derivative instruments	-	-	-	-	(112.8)	-	(112.8)
Share-based compensation expense	27.2	-	-	27.2	-	-	27.2
Accretion expense	24.3	11.9	-	36.2	4.2	-	40.4
Deferred tax (recovery) expense	0.9	45.9	-	46.8	(25.6)	-	21.2
Foreign exchange (gains) losses and other	1.4	6.8	-	8.2	(5.5)	-	2.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	3.3	(30.4)	-	(27.1)	(114.7)	-	(141.8)
Inventories	-	(62.7)	-	(62.7)	(33.7)	-	(96.4)
Accounts payable and accrued liabilities	10.4	134.5	-	144.9	236.4	-	381.3
Cash flow provided from operating activities	(63.0)	699.7	-	636.7	613.2	(11.2)	1,238.7
Income taxes paid	-	(118.3)	-	(118.3)	(144.2)	-	(262.5)
Net cash flow of continuing operations provided from operating activities	(63.0)	581.4	-	518.4	469.0	(11.2)	976.2
Net cash flow of discontinued operations provided from (used in) operating activities	-	-	-	-	22.6	-	22.6
Investing:
Additions to property, plant and equipment	(5.3)	(467.1)	-	(472.4)	(578.9)	-	(1,051.3)
Net proceeds from the sale of long-term investments and other assets	101.1	-	-	101.1	-	-	101.1
Additions to long-term investments and other assets	(12.8)	(1.2)	-	(14.0)	(110.6)	-	(124.6)
Net proceeds from the sale of property, plant and equipment	-	1.4	-	1.4	0.4	-	1.8
Disposals (additions) of short-term investments	-	-	-	-	(1.8)	-	(1.8)
Note received from Harry Winston	70.0	-	-	70.0	-	-	70.0
Increase (decrease) in restricted cash	(11.2)	(4.3)	-	(15.5)	(0.3)	-	(15.8)
Interest received	4.4	1.6	-	6.0	0.4	-	6.4
Other	(3.0)	-	-	(3.0)	(0.2)	-	(3.2)
Net cash flow of continuing operations provided from (used in) investing activities	143.2	(469.6)		(326.4)	(691.0)		(1,017.4)
Net cash flow of discontinued operations provided from (used in) investing activities	-	-	-	-	(20.9)	-	(20.9)
Financing:
Issuance of common shares on exercise of options and warrants	26.8	-	-	26.8	-	-	26.8
Acquisition of CMGC 25% non-controlling interest	-	-	-	-	(335.4)	-	(335.4)
Proceeds from issuance of debt	980.9	348.2	-	1,329.1	-	-	1,329.1
Repayment of debt	-	(382.6)	-	(382.6)	-	-	(382.6)
Interest paid	(8.1)	(1.5)	-	(9.6)	(0.1)	-	(9.7)
Dividends received from / (paid to) common shareholders	(124.8)	-	-	(124.8)	(11.2)	11.2	(124.8)
Settlement of derivative instruments	165.2	-	-	165.2	(208.8)	-	(43.6)
Intercompany advances and other	(98.7)	(742.3)	-	(841.0)	834.8	-	(6.2)
Net cash flow of continuing operations provided from (used in) financing activities	941.3	(778.2)	-	163.1	279.3	11.2	453.6
Net cash flow of discontinued operations used in financing activities	-	-	-	-	(2.6)	-	(2.6)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(3.5)	-	(3.5)
Increase (decrease) in cash and cash equivalents	1,021.5	(666.4)	-	355.1	52.9	0.0	408.0
Cash and cash equivalents, beginning of period	151.9	1,052.5	-	1,204.4	262.2	-	1,466.6
Cash and cash equivalents, end of period	$1,173.4	$386.1	$-	$1,559.5	$315.1	$0.0	$1,874.6